COLE CREDIT PROPERTY TRUST III, INC.
 SUPPLEMENT NO. 8 DATED APRIL 6, 2011
 TO THE PROSPECTUS DATED SEPTEMBER 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated September 22, 2010 and Supplement No. 7 dated March 8, 2011, which superseded and replaced all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	placement of debt on certain real property investments;
(4)	potential real property investments;
(5)	compensation, fees and reimbursements payable to CRIII Advisors and its affiliates as of December 31, 2010;
(6)	selected financial data and portfolio information as of December 31, 2010;
(7)	distributions and share redemptions as of December 31, 2010;
(8)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Annual Report on Form 10-K filed on March 31, 2011; and

(9)	updated financial information regarding Cole Credit Property Trust III, Inc.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering. Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of April 1, 2011, we had accepted investors’ subscriptions for, and issued, 62,977,441 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $626.5 million. As of April 1, 2011, we had 212,022,559 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $2.8 billion in gross offering proceeds as of April 1, 2011.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by September 22, 2012, we may extend the offering as permitted under applicable law. In no event will we extend this offering beyond 180 days after the third anniversary of the effective date, and we may terminate this offering at any time. The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of April 1, 2011, our investment portfolio consisted of 470 wholly-owned properties located in 41 states, comprising approximately 17.1 million gross rentable square feet of commercial space and approximately 13.3 million square feet of land subject to ground leases. Properties acquired between March 5, 2011and April 1, 2011 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price
Walgreens – Country Club Hills, MO	Drugstore	Walgreen Co.	14,820		$4,850,000
Kohl’s – Saginaw, MI	Department Store	Kohl’s Department Stores, Inc.	80,684		7,637,000
Kohl’s – Palm Coast, FL	Department Store	Kohl’s Department Stores, Inc.	—	(1)	12,006,000
Apollo – Phoenix, AZ	Education	Apollo Group Inc.	599,664		170,000,000
Walgreens – Brownwood, TX	Drugstore	Walgreen Co.	14,820		5,600,455
Best Buy – Norton Shores, MI	Specialty Retail	Best Buy Co. Inc	30,056		5,292,000
L.A. Fitness – Indianapolis, IN	Fitness	L.A. Fitness International, LLC	42,148		8,150,000
Walgreens – Lafayette, IN	Drugstore	Walgreen Co.	14,820		4,215,000
Walgreens – Liberty Township, OH	Drugstore	Walgreen Co.	14,490		5,416,667
			811,502		$223,167,122

(1)	Excludes square feet subject to any ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 99 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of April 1, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 470 properties located in 41 states, consisting of approximately 17.1 million gross rentable square feet of commercial space and approximately 13.3 million square feet of land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between March 5, 2011 and April 1, 2011 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Walgreens – Country Club Hills, MO	March 9, 2011	2009	$4,850,000	$97,000	6.99%	6.99%	100%
Kohl’s – Saginaw, MI	March 10, 2011	1994	7,637,000	152,740	7.55%	7.55%	100%
Kohl’s – Palm Coast, FL	March 10, 2011	N/A(4)	12,006,000	240,120	7.12%	7.12%	100%
Apollo – Phoenix, AZ	March 24, 2011	2008	170,000,000	3,400,000	7.05%	8.56%	100%
Walgreens – Brownwood, TX	March 30, 2011	2008	5,600,455	112,009	7.26%	7.26%	100%
Best Buy – Norton Shores, MI	March 30, 2011	2001	5,292,000	105,840	7.46%	8.84%	100%
L.A. Fitness – Indianapolis, IN	March 31, 2011	2009	8,150,000	163,000	9.11%	9.11%	100%
Walgreens – Lafayette, IN	March 31, 2011	2008	4,215,000	84,300	6.90%	6.90%	100%
Walgreens – Liberty Township, OH	March 31, 2011	2011	5,416,667	108,333	7.20%	7.20%	100%
			$223,167,122	$4,463,342

(1)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 70 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.  The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable.

(4)	Subject to a ground lease and therefore year built is not applicable.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Walgreens – Country Club Hills, MO	1	Walgreen Co.	14,820		100%	10/5 yr.	$339,000		$22.87	3/9/2011	1/31/2034
Kohl’s – Saginaw, MI	1	Kohl’s Department Stores, Inc.	80,684		100%	5/5 yr.	576,890		7.15	3/10/2011	1/31/2030
Kohl’s – Palm Coast, FL	1	Kohl’s Department Store, Inc.	—	(4)	100%	8/5 yr.	855,000		2.48	3/10/2011	1/31/2030
Apollo – Phoenix, AZ	1	Apollo Group, Inc.	599,664		100%	4/5 yr.	11,985,000	(5)	19.99	3/24/2011	3/31/2031
Walgreens – Brownwood, TX	1	Walgreen Co.	14,820		100%	10/5 yr.	406,593		27.44	3/30/2011	10/31/2033
Best Buy – Norton Shores, MI	1	Best Buy Co. Inc	30,056		100%	4/5 yr.	395,000	(6)	13.14	3/30/2011	7/31/2021
L.A. Fitness – Indianapolis, IN	1	L.A. Fitness International, LLC	42,148		100%	3/5 yr.	742,500	(7)	17.62	3/31/2011	8/31/2024
Walgreens – Lafayette, IN	1	Walgreen Co.	14,820		100%	10/5 yr.	291,000		19.64	3/31/2011	6/30/2033
Walgreens – Liberty Township, OH	1	Walgreen Co.	14,490		100%	10/5 yr.	390,000		26.92	3/31/2011	2/28/2036

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	Subject to a ground lease.

(5)	The annual base rent under the lease increases every year by approximately 2% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by approximately 3% of the then-current annual base rent.

(7)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 11%.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 119 of the prospectus:

Wholly-owned properties

We obtained or assumed the following fixed and variable rate mortgage notes secured by certain previously acquired wholly-owned properties:

Property	Lender	Loan Amount	Interest Rate		Loan Date	Maturity Date
HealthNow – Buffalo, NY	People’s United Bank	$42,500,000	5.55%		3/23/2011	4/1/2021
Thornton’s Portfolio (1)	Wells Fargo Bank, N.A.	30,000,000	6.06%	(2)	3/30/2011	3/30/2016
		$72,500,000

(1)
The Thornton’s Portfolio consists of 23 individual loan agreements, which are subject to identical terms.  Each loan secured by the respective single-tenant commercial property that we own through our subsidiaries with an aggregate purchase price of $60.1 million.

(2)	We executed a swap agreement, which had the effect of fixing the variable interest rate at 6.06% per annum through the maturity date of the respective loan.

  The mortgage notes are generally non-recourse to us and CCPT III OP, but both we and CCPT III OP are liable for customary non-recourse carveouts. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement. In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions. Upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 4.00% to 5.00%.

In connection with the mortgage notes above, we paid our advisor aggregate financing coordination fees equal to $725,000.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of April 1, 2011, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2011	17	43,935	$1,013,632	0.36%
2012	42	213,323	3,317,254	1.19%
2013	31	237,080	1,984,141	0.71%
2014	22	73,335	1,488,192	0.53%
2015	20	61,448	1,132,784	0.41%
2016	22	551,067	6,426,462	2.30%
2017	21	215,173	3,180,312	1.14%
2018	32	858,081	10,081,599	3.61%
2019	35	792,153	12,412,006	4.44%
2020	15	189,007	3,255,558	1.17%
2021	18	609,953	9,538,307	3.41%
	275	3,844,555	$53,830,247	19.27%

Depreciable Tax Basis

Wholly-owned properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $169.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of April 1, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
Walgreens – Country Club Hills, MO	$3,896,044
Kohl’s – Saginaw, MI	6,128,290
Kohl’s – Palm Coast, FL	—	(1)
Apollo – Phoenix, AZ	136,047,467
Walgreens – Brownwood, TX	4,493,192
Best Buy – Norton Shores, MI	4,237,920
L.A. Fitness – Indianapolis, IN	6,528,280
Walgreens – Lafayette, IN	3,385,868
Walgreens – Liberty Township, OH	4,345,553
	$169,062,614

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
Advance Auto – Charlotte, NC	April 2011	$2,431,395	$48,628
Giant Eagle – Westerville, OH	April 2011	15,828,247	316,565
Walgreens – Roanoke, VA	April 2011	5,357,143	107,143
Walgreens – Wilmington, NC	April 2011	5,971,428	119,429
Stripes – Laredo, TX	April 2011	2,828,412	56,568
CVS – Edison, NJ	April 2011	3,246,944	64,939
Oxford Exchange – Oxford, AL	April 2011	45,500,000	910,000
		$81,163,569	$1,623,272

(1)	Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Tenant	Total Square Feet Leased		% of Total Rentable Square Feet
Advance Auto – Charlotte, NC	Advanced Stores Company, Inc.	6,874		100%
Giant Eagle – Westerville, OH	The Tamarkin Company	75,768		100%
Walgreens – Roanoke, VA	Walgreen Co.	14,820		100%
Walgreens – Wilmington, NC	Walgreen Co.	14,820		100%
Stripes – Laredo, TX	Stripes LLC	4,730		100%
CVS – Edison, NJ	CVS 506 NJ, LLC	—	(1)	100%
Oxford Exchange – Oxford, AL	Various	318,923		96%
		435,935

(1)	Subject to a ground lease.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot	Lease Term (3)
Advance Auto – Charlotte, NC	1	Advanced Stores Company, Inc.	4/5 yr.	$115,560	$16.81	9/20/2001	12/31/2011
Giant Eagle – Westerville, OH	1	The Tamarkin Company	4/5 yr.	1,133,115	14.96	6/24/2004	6/30/2024
Walgreens – Roanoke, VA	1	Walgreen Co.	10/5 yr.	375,000	25.30	5/1/2004	4/30/2029
Walgreens – Wilmington, NC	1	Walgreen Co.	10/5 yr.	418,000	28.21	1/1/2011	12/31/2036
Stripes – Laredo, TX	1	Stripes LLC	4/5 yr.	254,557	53.82	11/1/2010	10/31/2030
CVS – Edison, NJ	1	CVS 506 NJ, LLC	5/5 yr.	233,780	2.81	10/1/2008	1/31/2034
Oxford Exchange – Oxford, AL	1	Hobby Lobby Stores, Inc.	3/5 yr.	398,798	7.25	8/11/2006	8/31/2021
	1	Dick’s Sporting Goods, Inc.	4/5 yr.	427,500	9.50	10/26/2007	1/31/2018

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and available debt proceeds.  We may use the properties as collateral in future financings.

Compensation, Fees and Reimbursements Payable to CR III Advisors and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 70 of the prospectus.

The following table summarizes the cumulative compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the offering stage during the respective periods reflected below (in thousands).

	As of	As of	As of	As of
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2009
Offering Stage:

Selling commissions	$165,514	$144,256	$119,024	$89,357
Selling commissions reallowed by Cole Capital	$165,514	$144,256	$119,024	$89,357
Dealer manager fee	$48,084	$41,901	$34,588	$25,996
Dealer manager fee reallowed by Cole Capital	$23,583	$20,321	$16,649	$12,426
Other organization and offering expenses	$27,382	$23,014	$20,285	$16,610

The following table summarizes any compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (in thousands).

	For the Year Ended	For the Year Ended
	December 31, 2010	December 31, 2009
Acquisitions and Operations Stage:

Acquisition and advisory fees and expenses	$48,802	$14,555
Asset management fees and expenses	$8,187	$1,409
Property management and leasing fees and expenses	$3,811	$584
Operating expenses	$1,642	$744
Financing coordination fees	$9,512	$1,294

During the years ended December 31, 2010 and 2009, respectively, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the liquidation/listing stage.

As of December 31, 2010 and 2009, approximately $804,000 and $743,000, respectively, had been incurred primarily for other organization and offering, operating and acquisition expenses, by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the consolidated financial statements.

Selected Financial Data

     The following data supplements and should be read in conjunction with the section of our prospectus captioned “Selected Financial Data” beginning on page 130 of the prospectus:

     The following data should be read in conjunction with our consolidated financial statements and the notes thereto and the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected financial data presented below has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 (in thousands, except share data).

Balance Sheet Data:	As of December 31, 2010	As of December 31, 2009
Total real estate assets, net	$2,987,707	$718,368
Investment in mortgage notes receivable, net	$63,933	$—
Cash and cash equivalents	$109,942	$278,717
Restricted cash	$12,123	$1,191
Investment in unconsolidated joint venture	$14,966	$—
Total assets	$3,243,658	$1,005,895
Notes payable	$1,061,207	$129,302
Escrowed investor proceeds	$448	$1,121
Due to affiliates	$804	$743
Acquired below market lease intangibles, net	$66,815	$20,032
Total liabilities	$1,180,608	$162,050
Stockholders’ equity	$1,996,781	$831,463

	For the Year Ended	For the Year Ended
Operating Data:	December 31, 2010	December 31, 2009
Total revenue	$143,556	$23,003
General and administrative expenses	$5,934	$2,161
Property operating expenses	$8,689	$594
Property and asset management expenses	$12,270	$1,993
Acquisition related expenses	$58,696	$18,564
Depreciation and amortization	$39,328	$5,474
Operating income (loss)	$18,639	$(5,783)
Interest and other income	$1,277	$500
Equity in loss of unconsolidated joint venture	$(206)	$—
Interest expense	$26,313	$2,538
Net loss attributable to the Company	$(6,293)	$(7,821)
Modified funds from operations (1)	$93,420	$16,217
Per share data:
Net loss attributable to the Company – basic and diluted	$(0.04)	$(0.20)
Weighted average dividends declared	$0.70	$0.68
Weighted average shares outstanding – basic and diluted	174,764,966	40,060,709

	For the Year Ended	For the Year Ended
Cash Flow Data:	December 31, 2010	December 31, 2009
Net cash provided by operating activities	$35,792	$75
Net cash used in investing activities	$2,340,776	$702,105
Net cash provided by financing activities	$2,136,209	$980,575

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Modified Funds from Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2010, and included elsewhere in this prospectus, for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net loss.

Portfolio Information

The following data supplements, and should be read in conjunction with the section of the prospectus captioned “Selected Financial Data — Real Estate Portfolio” beginning on page 131 of the prospectus.

Real Estate Portfolio

As of December 31, 2010, we wholly-owned 447 properties, comprising approximately 17.5 million rentable square feet of single and multi-tenant retail and commercial space located in 39 states. As of December 31, 2010, the rentable space at these properties was approximately 99.3% leased, with an average remaining lease term of approximately 15.3 years.

As of December 31, 2010, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

Tenant	Total Number of Leases (1)	Leased Square Feet (2)	2010 Gross Annualized Rental Revenue (in thousands)	Percentage of 2010 Gross Annualized Rental Revenue
Microsoft Corporation – technology	1	561,584	$22,698	9%
Albertson’s – grocery	32	1,871,563	22,110	9%
Walgreens – drugstore	55	803,723	21,215	8%
CVS – drugstore	40	518,908	15,202	6%
Home Depot – home improvement	11	1,841,772	12,382	5%
	139	5,597,550	$93,607	37%

(1)	Excludes properties owned through joint venture arrangements.

(2)	Including square feet of buildings which are on land subject to ground leases.

As of December 31, 2010, our five highest tenant industry concentrations, based on annualized gross rental revenue, were as follows:

Industry	Total Number of Leases (1)	Leased Square Feet (2)	2010 Gross Annualized Rental Revenue (in thousands)	Percentage of 2010 Gross Annualized Rental Revenue
Drugstore	95	1,322,631	$36,417	14%
Specialty Retail	175	2,304,266	32,179	13%
Grocery	45	2,511,138	31,246	12%
Restaurant	119	674,466	24,454	10%
Technology	1	561,584	22,698	9%
	435	7,374,085	$146,994	58%

(1)	Excludes properties owned through joint venture arrangements.

(2)	Including square feet of buildings which are on land subject to ground leases.

As of December 31, 2010, our five highest geographic concentrations, based on annualized gross rental revenue, were as follows:

Location	Total Number of Properties (1)	Rentable Square Feet (2)	2010 Gross Annualized Rental Revenue (in thousands)	Percentage of 2010 Gross Annualized Rental Revenue
Texas	96	4,518,293	$60,355	24%
Washington	1	583,179	23,046	9%
Illinois	28	748,485	14,682	6%
California	11	1,277,075	14,612	6%
Arizona	17	1,229,370	12,972	5%
	153	8,356,402	$125,667	50%

(1)	Excludes properties owned through joint venture arrangements.

(2)	Including square feet of buildings which are on land subject to ground leases.

Mortgage Notes Receivable Portfolio

As of December 31, 2010, we owned two mortgage notes receivable with an aggregate book value of $63.9 million secured by two office buildings, each of which is subject to a net lease and mature on October 1, 2018.

Investment in Joint Ventures

As of December 31, 2010, through three joint venture arrangements, we had interests in six properties located in New York comprising 697,000 gross rentable square feet of commercial space including square feet of buildings which are on land subject to ground leases, an interest in a land parcel under development located in Wisconsin comprising 213,000 square feet of land and an interest in an office building located in Oregon comprising 212,000 gross rentable square feet of commercial space.

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 141 of the prospectus.

The following table presents distributions and source of distributions for the periods indicated below (in thousands):

	Three Months Ended
	December 31,	September 30,	June 30,	March 30,
	2010	2010	2010	2010
Distributions paid in cash	$16,467	$13,620	$10,191	$7,161
Distributions reinvested	22,113	18,767	14,320	9,974

Total distributions	$38,580	$32,387	$24,511	$17,135

Source of distributions:
Net cash provided by operating activities	$13,773	$8,821	$6,844	$6,354
Proceeds from issuance of common stock	24,564	16,203	11,083	6,846
Proceeds from notes payable	243	7,363	6,584	3,935

Total sources	$38,580	$32,387	$24,511	$17,135

Net cash provided by operating activities of approximately $13.8 million, $8.8 million, $6.8 million and $6.4 million for the three months ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010, respectively, has been reduced by approximately $24.6 million, $16.2 million, $11.1 million and $6.8 million, respectively, of real estate acquisition related expenses incurred and expensed during the period in accordance with Accounting Standards Codification 805,  Business Combinations.  As set forth in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 54, we treat our real estate acquisition expenses as funded by the proceeds from the offering of our shares. Therefore, for consistency, real estate acquisition related expenses are treated in the same manner in describing the sources of distributions above.

Share Redemptions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemptions” beginning on page 148 of the prospectus.

     During the year ended December 31, 2010, we received valid redemption requests relating to approximately 1.2 million shares, which we redeemed in full for approximately $11.7 million (an average of $9.68 per share).   As of December 31, 2009, we had received valid redemption requests relating to approximately 25,000 shares of our common stock, which we redeemed in full for approximately $244,000 (an average of $9.72 per share). A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program set forth in our prospectus. We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan.

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is excerpted from our Annual Report on Form 10-K for the year ended December 31, 2010.  Capitalized terms are as defined in such annual report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus supplement.

Overview

We were formed on January 22, 2008 to acquire and operate a diverse portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the United States, including U.S. protectorates.  We commenced our principal operations on January 6, 2009.  Prior to such date, we were considered a development stage company.  We acquired our first real estate property on January 6, 2009.  We commenced sales under this offering after the termination of the Initial Offering on October 1, 2010. We have no paid employees and are externally advised and managed by our advisor.  We elected to be taxed, and currently qualify, as a real estate investment trust for federal income tax purposes.

Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property acquisition indebtedness. Rental and other property income accounted for 92% and 98% of total revenue during the years ended December 31, 2010 and 2009, respectively. As 99.3% of our rentable square feet was under lease as of December 31, 2010, with an average remaining lease term of 15.3 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors.  We did not acquire any real estate investments during the period from January 22, 2008 (date of inception) through December 31, 2008. Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. As of December 31, 2010, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 35%. As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges.  If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions or refinancing, our results of operations may be adversely affected.

Recent Market Conditions

Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system.  These disruptions severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit.  Recently, the volume of mortgage lending for commercial real estate has increased and lending terms have improved; however, such lending activity is significantly less than previous levels.  Although lending market conditions have improved, we have experienced, and may continue to experience, more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance our debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable.  We have managed, and expect to continue to manage, the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, borrowing on our existing Credit Facilities, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.  We have acquired, and expect to continue to acquire, our properties for cash without financing.  If we are unable to obtain suitable financing for future acquisitions or we are unable to identify suitable properties at appropriate prices in the current credit environment, we may have a larger amount of uninvested cash, which may adversely affect our results of operations.  We will continue to evaluate alternatives in the current market, including purchasing or originating debt backed by real estate, which could produce attractive yields in the current market environment.

The economic downturn has led to high unemployment rates and a decline in consumer spending.  These economic trends have adversely impacted the retail and real estate markets, causing higher tenant vacancies, declining rental rates and declining property values. Recently, the economy has improved and continues to show signs of recovery.  Additionally, the real estate markets have recently observed an improvement in occupancy rates; however, occupancy and rental rates continue to be below those previously experienced before the economic downturn.  As of December 31, 2010, 99.3% of our rentable square feet was under lease.  However, if the current economic uncertainty persists, we may experience significant vacancies or be required to reduce rental rates on occupied space.  If we do experience significant vacancies, our advisor will actively seek to lease our vacant space; however, such space may be leased at lower rental rates and for shorter lease terms than previously experienced.  In addition, as many retailers and other tenants have been delaying or eliminating their store expansion plans, the amount of time required to re-lease a property may increase as a result.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in and Valuation of Real Estate and Related Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets.  We consider the period of future benefit of the asset to determine the appropriate useful life of each asset.  Real estate assets are stated at cost, less accumulated depreciation and amortization.  Amounts capitalized to real estate assets consist of construction and any tenant improvements, major improvements and betterments that extend the useful life of the related asset and leasing costs.  All repairs and maintenance are expensed as incurred.

Assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. Impairment indicators that we consider include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted operating cash flows do not exceed the carrying value, we will adjust the real estate and related intangible assets and liabilities to their fair value and recognize an impairment loss.

Projections of expected future cash flows require us to use estimates such as future market rental income rates subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment.  The use of alternative assumptions in the future cash flow analysis could result in a different assessment of the property’s future cash flow and  a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of our real estate and related intangible assets.

When a real estate asset is identified by management as held for sale, we cease depreciation of the asset and estimate the sales price, net of selling costs.  If, in management’s opinion, the net sales price of the asset is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, net of selling costs. We had no assets identified as held for sale as of December 31, 2010 and 2009.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, we allocate the purchase price of such properties to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values.  Acquisition related expenses are expensed as incurred. We utilize independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building).  We obtain an independent appraisal for each real property acquisition.  The information in the appraisal, along with any additional information available to us, is used in estimating the amount of the purchase price that is allocated to land.  Other information in the appraisal, such as building value and market rents, may be used by us in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities.  The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining  non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease.  The above market and below market lease values are capitalized as intangible lease assets or liabilities.  Above market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases.  Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease.  Direct costs associated with obtaining a new tenant may include commissions and other direct costs and are estimated, in part, by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease.  These intangibles are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases.  If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables.  The use of alternative estimates would result in a different assessment of management’s purchase price allocations, which could impact the amount of its reported net income.

We estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities.  Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the mortgage note payable.

Revenue Recognition

Certain properties have leases where minimum rent payments increase during the term of the lease.  We record rental revenue for the full term of each lease on a straight-line basis.  When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation.  We defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.  Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in rental income in the period the related costs are incurred.

Investment in Unconsolidated Joint Venture

Investment in unconsolidated joint venture as of December 31, 2010 consists of our interest in the Unconsolidated Joint Venture.  Consolidation of this investment is not required as the entity does not qualify as variable interest entity and does not meet the control requirements for consolidation, as defined in FASB Accounting Standards Codification (“ASC”) 810, Consolidation.  Both management and the joint venture partner must approve significant decisions about the entity’s activities.  As of December 31, 2010, the Unconsolidated Joint Venture held total assets of $46.8 million and a non-recourse mortgage note payable of $25.8 million.

We account for the Unconsolidated Joint Venture using the equity method of accounting per guidance established under ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”).  The equity method of accounting requires this investment to be initially recorded at cost and subsequently adjusted for our share of equity in the joint venture’s earnings and distributions.  We evaluate the carrying amount of this investment for impairment in accordance with ASC 323.  The Unconsolidated Joint Venture is reviewed for potential impairment if the carrying amount of the investment exceeds its fair value. An impairment charge is recorded when an impairment is deemed to be other-than-temporary. To determine whether impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until the carrying value is fully recovered. The evaluation of the investment in a joint venture for potential impairment can require our management to exercise significant judgments.

Investment in Mortgage Notes Receivable

Mortgage notes receivable consist of loans acquired by us, which are secured by real estate properties. Mortgage notes receivable are recorded at stated principal amounts net of any discount or premium and deferred loan origination costs or fees. The related discounts or premiums are accreted or amortized over the life of the related mortgage note receivable. We defer certain loan origination and commitment fees and amortize them as an adjustment of yield over the term of the related mortgage receivable. The related accretion of discounts and/or amortization of premiums and origination costs are recorded in interest income on mortgage notes receivable. We evaluate the collectability of both interest and principal on each mortgage note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. There were no amounts past due as of December 31, 2010. We do not provide for an allowance for loan losses based on the grouping of loans as we believe the characteristics of the loans are not sufficiently similar to allow for an evaluation of these loans as a group for a possible loan loss allowance. As such, all of our loans are evaluated individually for this purpose. A mortgage note receivable is considered to be impaired, when based upon current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. If a mortgage note receivable is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the mortgage note receivable’s effective interest rate or to the value of the underlying collateral if the mortgage note receivable is collateral dependent. Interest income on performing mortgage notes receivable is accrued as earned. Interest income on impaired mortgage notes receivable is recognized on a cash basis. Evaluating mortgage notes receivable for potential impairment can require our management to exercise significant judgments.

Income Taxes

We elected to be taxed and currently qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We generally are not subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders, and so long as we distribute at least 90% of our taxable income (excluding capital gains). REITs are subject to a number of other complex organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging (“ASC 815”), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  All derivatives are carried at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument.  The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss).  The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria of ASC 815 are recorded as a gain or loss to operations.  Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities, and the determination of hedge effectiveness can involve significant estimates.  If we incorrectly estimate the fair value of derivatives and hedge effectiveness, our net income could be impacted.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate assets as of December 31, 2010 and 2009.  We did not complete any acquisitions during the period from January 22, 2008 (date of inception) to December 31, 2008.

	2010	2009
Number of commercial properties (1)	447	133
Approximate rentable square feet (2)	17.5 million	4.9 million
Percentage of rentable square feet leased	99.3%	99.9%

(1) Excludes properties owned through joint venture arrangements.
(2) Including square feet of the buildings on land that is subject to ground leases.

The following table summarizes our real estate investment activity during the years ended December 31, 2010 and 2009:

	2010	2009
Commercial properties acquired (1)	314	133
Approximate purchase price of acquired properties	$2.2 billion	$703.8 million
Approximate rentable square feet (2)	12.6 million	4.9 million

(1) Excludes properties owned through joint venture arrangements.
(2) Including square feet of the buildings on land that is subject to ground leases.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

Revenue.  Revenue increased $120.6 million to $143.6 million for the year ended December 31, 2010, compared to $23.0 million for the year ended December 31, 2009.  Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 92% and 98% of total revenues during the years ended December 31, 2010 and 2009, respectively.

Rental and other property income increased $109.5 million to $132.1 million for the year ended December 31, 2010, compared to $22.6 million for the year ended December 31, 2009.  The increase was primarily due to the acquisition of 314 rental income-producing properties subsequent to December 31, 2009. We also pay certain operating expenses subject to reimbursement by the tenant, which resulted in $7.9 million of tenant reimbursement income during the year ended December 31, 2010, compared to $404,000 during the year ended December 31, 2009. In addition, we recorded interest income on mortgage notes receivable of $3.6 million during the year ended December 31, 2010. During the year ended December 31, 2009, we did not own any mortgage notes receivable.

General and Administrative Expenses.  General and administrative expenses increased $3.7 million to $5.9 million for the year ended December 31, 2010, compared to $2.2 million for the year ended December 31, 2009.  The increase was primarily due to the acquisition of 314 rental income-producing properties subsequent to December 31, 2009. In addition, we incurred operating expenses relating to costs paid by our advisor in providing administrative services to us, which are reimbursable to our advisor pursuant to the advisory agreement subject to certain limitations, of $1.6 million during the year ended December 31, 2010, compared to $744,000 for the year ended December 31, 2009. The primary general and administrative expense items were operating expenses reimbursable to our advisor, escrow and trustee fees, state franchise and income taxes, accounting fees and unused credit facility fees.

Property Operating Expenses.  Property operating expenses increased $8.1 million to $8.7 million for the year ended December 31, 2010, compared to $594,000 for the year ended December 31, 2009. The increase was primarily due to increased property taxes, repairs and maintenance and insurance expenses relating to the acquisition of 314 rental income-producing properties subsequent to December 31, 2009.  The primary property operating expense items are property taxes, repairs and maintenance and insurance.

Property and Asset Management Expenses. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the average invested assets.  Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services, subject to limitations as set forth in the advisory agreement. Pursuant to the property management agreement with our affiliated property manager, we are required to pay to our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties, subject to limitations as set forth in the advisory agreement.

Property and asset management expenses increased $10.3 million to $12.3 million for the year ended December 31, 2010, compared to $2.0 million for the year ended December 31, 2009.  Property management fees increased $2.5 million to $3.0 million for the year ended December 31, 2010 from $459,000 for the year ended December 31, 2009.  The increase in property management fees was primarily due to an increase in rental and other property income to $132.1 million for the year ended December 31, 2010, from $22.6 million for the year ended December 31, 2009, related to revenues from the 314 properties acquired subsequent to December 31, 2009.

Asset management fees increased $6.6 million to $7.9 million for the year ended December 31, 2010, from $1.3 million for the year ended December 31, 2009.  The increase in asset management fees was primarily due to an increase in the average invested assets to $1.9 billion for the year ended December 31, 2010 from $351.9 million for the year ended December 31, 2009.

 In addition, during the year ended December 31, 2010, we recorded $1.4 million related to reimbursement of expenses incurred by our advisor in performing property and asset management services, compared to $238,000 for the year ended December 31, 2009.  The increase was primarily due to expenses incurred by our advisor related to management of 314 new rental income-producing properties acquired subsequent to December 31, 2009.

Acquisition Related Expenses.  Acquisition related expenses increased $40.1 million to $58.7 million for the year ended December 31, 2010, compared to $18.6 million for the year ended December 31, 2009. The increase is due to the recording of acquisition related expenses incurred in connection with the purchase of 314 commercial properties, for an aggregate purchase price of $2.2 billion, during the year ended December 31, 2010, compared to 133 commercial properties, for an aggregate purchase price of $703.8 million, during the year ended December 31, 2009. Pursuant to the advisory agreement with our advisor, we pay an acquisition fee to our advisor of 2% of the contract purchase price of each property or asset acquired. We may also be required to reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan other than for personnel costs for which our advisor receives acquisition fees. During the year ended December 31, 2010 and 2009, we recorded $1.6 million and $399,000, respectively, of such acquisition expenses paid by our advisor.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $33.8 million to $39.3 million for the year ended December 31, 2010, compared to $5.5 million for the year ended December 31, 2009.  The increase was primarily due to an increase in the average gross aggregate book value of properties to $1.9 billion for the year ended December 31, 2010 from $351.9 million for the year ended December 31, 2009.

Equity in Loss of Unconsolidated Joint Venture.  We recorded a loss of $206,000 for the year ended December 31, 2010 which represented our share of the Unconsolidated Joint Venture’s net loss. This net loss was primarily due to acquisition costs expensed by the Unconsolidated Joint Venture relating to the acquisition of six properties during the year ended December 31, 2010. During the year ended December 31, 2009, we did not have any interests in joint ventures.

Interest and Other Income.  Interest and other income increased $777,000 to $1.3 million for the year ended December 31, 2010, compared to $500,000 for the year ended December 31, 2009.   The increase was primarily due to higher average uninvested cash of $194.3 million during the year ended December 31, 2010, as compared to $139.4 million during the year ended December 31, 2009 primarily due to an increase in cash from operating activities, shares sold in the offerings and debt issuances, which was primarily offset by investment in real estate and related assets during the year ended December 31, 2010.

Interest Expense.  Interest expense increased $23.8 million to $26.3 million for the year ended December 31, 2010, compared to $2.5 million during the year ended December 31, 2009.  The increase was primarily due to an increase in the average aggregate amount of notes payable outstanding to $595.3 million during the year ended December 31, 2010 from $64.7 million for the year ended December 31, 2009.

As we did not commence principal operations until January 6, 2009, comparative financial data is not presented for the period from January 22, 2008 (date of inception) to December 31, 2008.

Portfolio Information

Real Estate Portfolio

As of December 31, 2010, we owned 447 properties located in 39 states, the gross rentable space of which was 99.3% leased with an average lease term remaining of 15.3 years.

As of December 31, 2010, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

			2010 Gross	Percentage of
Tenant		Rentable	Annualized	2010 Gross
	Total Number	Square	Rental Revenue	Annualized
	of Leases (1)	Feet (2)	(in thousands)	Rental Revenue
Microsoft Corporation - technology	1	561,584	$22,698	9%
Albertson's - grocery	32	1,871,563	22,110	9%
Walgreens - drug store	55	803,723	21,215	8%
CVS - drug store	40	518,908	15,202	6%
Home Depot - home improvement	11	1,841,772	12,382	5%
	139	5,597,550	$93,607	37%

(1) Excludes properties owned through joint venture arrangements.
(2) Including square feet of the buildings on land that is subject to ground leases.

As of December 31, 2010, our five highest tenant industry concentrations, based on annualized gross rental revenue, were as follows:

			2010 Gross	Percentage of
Industry			Annualized	2010 Gross
	Total Number	Rentable	Rental Revenue	Annualized
	of Leases (1)	Square Feet (2)	(in thousands)	Rental Revenue
Drugstore	95	1,322,631	$36,417	14%
Specialty Retail	175	2,304,266	32,179	13%
Grocery	45	2,511,138	31,246	12%
Restaurant	119	674,466	24,454	10%
Technology	1	561,584	22,698	9%
	435	7,374,085	$146,994	58%

(1) Excludes properties owned through joint venture arrangements.
(2) Including square feet of the buildings on land that is subject to ground leases.

As of December 31, 2010, our five highest geographic concentrations, based on annualized gross rental revenue, were as follows:

			2010 Gross	Percentage of
Location			Annualized	2010 Gross
	Total Number	Rentable	Rental Revenue	Annualized
	of Properties (1)	Square Feet (2)	(in thousands)	Rental Revenue
Texas	96	4,518,293	$60,355	24%
Washington	1	583,179	23,046	9%
Illinois	28	748,485	14,682	6%
California	11	1,277,075	14,612	6%
Arizona	17	1,229,370	12,972	5%
	153	8,356,402	$125,667	50%

(1) Excludes properties owned by joint venture arrangements.
(2) Including square feet of the buildings on land that is subject to ground leases.

For more information on diversification and statistics of our wholly-owned real estate assets, see “Item 2 — Properties” in our Annual Report on Form 10-K for the year ended December 31, 2010.

Mortgage Notes Receivable Portfolio

As of December 31, 2010, we owned two mortgage notes receivable with an aggregate book value of $63.9 million secured by two office buildings, each of which is subject to a net lease and mature on October 1, 2018.

Investment in Joint Ventures

As of December 31, 2010, through three joint venture arrangements, we had interests in six properties located in New York comprising 697,000 gross rentable square feet of commercial space including square feet of buildings which are on land subject to ground leases, an interest in a land parcel under development located in Wisconsin comprising 213,000 square feet of land and an interest in an office building located in Oregon comprising 212,000 gross rentable square feet of commercial space. The joint ventures held total assets of $79.9 million as of December 31, 2010. For more information on our joint ventures see Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

Funds From Operations and Modified Funds From Operations

Funds From Operations (“FFO”) is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and widely recognized by investors and analysts as one measure of operating performance of a real estate company.  The FFO calculation excludes items such as real estate depreciation and amortization, and gains and losses on the sale of real estate assets.  Depreciation and amortization as applied in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time.  Since real estate values have historically risen or fallen with market conditions, it is management’s view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies by using the cost accounting method alone is insufficient.  In addition, FFO excludes gains and losses from the sale of real estate, which we believe provides management and investors with a helpful additional measure of the performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs.

In addition to FFO, we use Modified Funds From Operations (“MFFO”) as a non-GAAP supplemental financial performance measure to evaluate the operating performance of our real estate portfolio.  MFFO, as defined by our company, excludes from FFO acquisition related costs and real estate impairment charges, which are required to be expensed in accordance with GAAP.  In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses.  Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after the company ceases to acquire properties on a frequent and regular basis.  MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.

Additionally, impairment charges are items that management does not include in its evaluation of the operating performance of its real estate investments, as management believes that the impact of these items will be reflected over time through changes in rental income or other related costs.  As many other non-traded REITs exclude impairments in reporting their MFFO, we believe that our calculation and reporting of MFFO will assist investors and analysts in comparing our performance versus other non-traded REITs.

For all of these reasons, we believe FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of our real estate portfolio over time. However, not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. FFO and MFFO should not be considered as alternatives to net income or to cash flows from operating activities, and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.

MFFO may provide investors with a useful indication of our future performance, particularly after our acquisition stage, and of the sustainability of our current distribution policy.  However, because MFFO excludes acquisition expenses, which are an important component in an analysis of the historical performance of a property, MFFO should not be construed as a historic performance measure.  Neither the SEC, NAREIT, nor any other regulatory body has evaluated the acceptability of the exclusions contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP financial performance measure.

Our calculation of FFO and MFFO, and reconciliation to net loss, which is the most directly comparable GAAP financial measure, is presented in the table below for the years ended December 31, 2010 and 2009 (in thousands).  FFO and MFFO are influenced by the timing of acquisitions and the operating performance of our real estate investments.  As we did not commence principal operations until January 6, 2009, comparative financial data is not presented for the period from January 22, 2008 (date of inception) to December 31, 2008.

	Year Ended December 31,
	2010	2009
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(6,293)	$(7,821)
Depreciation of real estate assets	25,720	3,178
Amortization of lease related costs	13,608	2,296
Depreciation and amortization of real estate
assets in unconsolidated joint venture	967	—
Gain on condemnation of assets	(34)	—
Funds from operations (FFO)	33,968	(2,347)
Acquisition related expenses	58,696	18,564
Acquisition related expenses in unconsolidated
joint venture	756	—
Modified funds from operations (MFFO)	$93,420	$16,217

Set forth below is additional information that may be helpful in assessing our operating results:

• In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized additional revenue by straight-lining rental revenue of $13.6 million and $2.0 million during the years ended December 31, 2010 and 2009, respectively. In addition, related to the Unconsolidated Joint Venture, straight-line revenue of $55,000 for the year ended December 31, 2010 is included in equity in loss of unconsolidated joint venture on the consolidated statement of operations.  During the year ended December 31, 2009, we did not have any interests in joint ventures.

• Amortization of deferred financing costs and amortization of fair value adjustments of mortgage notes assumed totaled $2.8 million and $201,000 during the years ended December 31, 2010 and 2009, respectively. In addition, related to the Unconsolidated Joint Venture, amortization of deferred financing costs of $30,000 for the year ended December 31, 2010 is included in equity in loss of unconsolidated joint venture on the consolidated statement of operations.  During the year ended December 31, 2009, we did not have any interests in joint ventures.

Distributions

In September 2010, the Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001918007 per share (which equates to 7.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period, commencing on October 1, 2010 and ending on December 31, 2010. In November 2010, the Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001780822 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period, commencing on January 1, 2011 and ending on March 31, 2011.

During the years ended December 31, 2010 and 2009, respectively, we paid distributions of $112.6 million and $21.8 million, including $65.2 million and $12.6 million, respectively, through the issuance of shares pursuant to our distribution reinvestment plan, (the “DRIP”). Our 2010 distributions were funded by net cash provided by operating activities of $35.8 million, proceeds from the issuance of common stock of $58.7 million, and borrowings of $18.1 million. Our 2009 distributions were funded by net cash provided by operating activities of $75,000, proceeds from the issuance of common stock of $18.6 million, and borrowings of $3.1 million.  Net cash provided by operating activities for the years ended December 31, 2010 and 2009, reflects a reduction for  real estate acquisition related expenses incurred and expensed of $58.7 million and $18.6 million, respectively, in accordance with Accounting Standards Codification 805, Business Combinations.  As set forth in the “Estimated Use of Proceeds” section of this prospectus, we treat our real estate acquisition expenses as funded by proceeds from the offering of our shares. Therefore, for consistency, proceeds from the issuance of common stock for the years ended December 31, 2010 and 2009, respectively, have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities.

Share Redemptions

Our share redemption program provides that we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the redemption date (the “Trailing Twelve-month Cap”); however, share redemptions requested upon the death of a stockholder will not be subject to the Trailing Twelve-month Cap.  In addition, all redemptions, including those upon death or qualifying disability, are limited to those that can be funded with cumulative net proceeds from our DRIP.  During the year ended December 31, 2010, we received valid redemption requests relating to approximately 1.2 million shares, which we redeemed in full for $11.7 million (an average of $9.68 per share).  A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program set forth in this prospectus.  We have funded and intend to continue funding share redemptions with proceeds of our DRIP.  Subsequent to December 31, 2010, we redeemed approximately 793,000 shares for $7.7 million.

In connection with this offering, we adopted an amended share redemption program which provides that in addition to the caps discussed above, the redemptions are limited quarterly to 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period.  In addition, the funding for redemptions each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our DRIP.  The amended share redemption program further provides that while shares subject to redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the Trailing Twelve-month Cap and quarterly caps, and our board of directors may waive these quarterly caps in its sole discretion.

See Note 14 to our consolidated financial statements included elsewhere in this prospectus for terms of the share redemption program.

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on current and any future outstanding indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties and interest earned on our mortgage notes receivable and cash balances. We expect to continue to raise capital through this offering and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2010, we had raised $2.4 billion in the offerings, net of redemptions and inclusive of amounts raised under our DRIP. The Initial Offering terminated on October 1, 2010, and this offering commenced after such termination.

As of December 31, 2010, we had cash and cash equivalents of $109.9 million. Additionally, as of December 31, 2010, we had unencumbered properties with a gross book value of $847.9 million that may be used as collateral to secure additional financing in future periods.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for operating expenses, distributions and redemptions to stockholders and interest and principal on current and any future indebtedness.  We expect to meet our short-term liquidity requirements through cash provided by property operations and proceeds from this offering.  Operating cash flows are expected to increase as additional properties are added to our portfolio.  The offering and organization costs associated with the offerings are initially paid by our advisor, which will be reimbursed for such costs up to 1.5% of the aggregate gross capital raised by us in the offerings.  As of December 31, 2010, we recorded $27.4 million of offering and organization costs reimbursable to our advisor.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any future indebtedness.  Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses and debt maturities from our cash flow from operations, and we expect to meet cash needs for acquisitions and debt maturities from the net proceeds of this offering and from secured or unsecured borrowings on our unencumbered properties, refinancing of current debt and borrowings on our Credit Facilities. We expect that substantially all cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including the proceeds of this offering, cash advanced to us by our advisor, borrowing on the Credit Facilities and/or future borrowings on our unencumbered assets. During the year ended December 31, 2010, we funded distributions to our stockholders with cash flows from operations, offering proceeds and debt financings as discussed above in the section captioned “Distributions.” The Credit Facilities and certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios, and leverage ratios. These covenants may limit our ability to incur additional debt and make borrowings on the Credit Facilities.

As of December 31, 2010, we had received and accepted subscriptions for approximately 249.3 million shares of common stock in the Offerings for gross proceeds of $2.5 billion.  As of December 31, 2010, we had redeemed a total of approximately 1.2 million shares of common stock for a cost of $11.9 million.

As of December 31, 2010, we had $1.1 billion mortgage notes payable outstanding, with fixed interest rates, which includes $336.3 million of variable rate debt swapped to fixed rates, ranging from 3.99% to 6.83% per annum and a weighted average interest rate of 5.26%.  The mortgage notes payable mature on various dates from August 2012 through January 2021. In addition, a consolidated joint venture entered into a construction loan facility, during the year ended December 31, 2010. As of December 31, 2010, $3.4 million had been drawn on the Construction Loan and $70.0 million was outstanding under the Credit Facilities. See Note 8 to our consolidated financial statements in this prospectus supplement for terms of the Construction Loan and the Credit Facilities. Additionally, the ratio of debt to total gross real estate assets net of gross intangible lease liabilities, as of December 31, 2010, was 35% and the weighted average years to maturity was 6.6 years.

Our contractual obligations as of December 31, 2010, were as follows (in thousands):

	Payments due by period (1) (2) (3)
		Less Than 1			More Than 5
	Total	Year	1-3 Years	4-5 Years	Years (5)
Principal payments - fixed rate debt(4)	$988,546	$2,737	$58,929	$362,108	$564,772
Interest payments - fixed rate debt	365,126	52,531	150,291	74,751	87,553
Principal payments - construction loan	3,382	3,382	—	—	—
Interest payments - construction loan	65	65	—	—	—
Principal payments - credit facilities	70,000	—	70,000	—	—
Interest payments - credit facilities	8,665	3,194	5,471	—	—
Total	$1,435,784	$61,909	$284,691	$436,859	$652,325

(1)	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.
(2)	As of December 31, 2010, we had $336.3 million of variable rate debt fixed through the use of interest rate swaps. We used the fixed rates under the swap agreement to calculate the debt payment obligations in future periods. As of December 31, 2010, we did not have any variable rate debt outstanding for which the interest rate had not been fixed through the use of interest rate swaps.
(3)	The table above does not include loan amounts associated with the Unconsolidated Joint Venture of $26.0 million which matures in July 2020, as this loan is non-recourse to us.
(4)	Principal payment amounts reflect actual payments based on the face amount of notes payable secured by our wholly-owned properties. As of December 31, 2010, the fair value adjustment, net of amortization, of mortgage notes assumed was $721,000.
(5)	Assumes the Company accepts the interest rates that one lender may reset on September 1, 2013 and February 1, 2015, respectively, related to mortgage notes payable of $30.0 million and $32.0 million, respectively.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed the greater of 75% of our gross assets, valued at the greater of the aggregate cost (before depreciation and other non-cash reserves) or fair value of all assets owned by us, unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report.

In addition, in connection with a consolidated joint venture arrangement, we will be obligated to purchase a property from the joint venture for an expected purchase price of $5.9 million, upon completion of the building of a single tenant retail store on such property and subject to certain criteria being met.

Cash Flow Analysis

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Operating Activities.  During the year ended December 31, 2010, net cash provided by operating activities increased $35.7 million to $35.8 million, compared to $75,000 for the year ended December 31, 2009. The change was primarily due to a decrease in net loss of $1.2 million, an increase in depreciation and amortization expenses totaling $34.0 million, an increase in the change in deferred rent and other liabilities of $9.5 million and accounts payable and accrued expenses of $8.2 million, partially offset by an increase in the change in rents and tenant receivables of $18.8 million and a decrease in prepaid expenses and other assets of $1.5 million for the year ended December 31, 2010.  See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities.  Net cash used in investing activities increased $1.6 billion to $2.3 billion for the year ended December 31, 2010 compared to $702.1 million for the year ended December 31, 2009.  The increase was primarily due to the acquisition of 314 properties for an aggregate purchase price of $2.2 billion during the year ended December 31, 2010, compared to the acquisition of 133 properties for an aggregate purchase price of $703.8 million during the year ended December 31, 2009.

Financing Activities.  Net cash provided by financing activities increased $1.1 billion to $2.1 billion for the year ended December 31, 2010, compared to $980.6 million for the year ended December 31, 2009.  The change was primarily due to an increase in proceeds from the issuance of common stock of $476.6 million and an increase in the proceeds from mortgage notes payable of $793.0 million, partially offset by an increase in offering costs of $43.2 million and an increase in distributions paid to investors of $38.3 million.

Election as a REIT

We elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended.  To qualify as a REIT, we must meet, and continue to meet, certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping.   As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed with regard to the dividends paid deduction excluding net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates.  We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT.  We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.  No provision for federal income taxes has been made in our accompanying consolidated financial statements.  We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases will be the primary source of our cash flows from operations.  There are provisions in many of our tenant leases that will protect us from, and mitigate the risk of, the impact of inflation.  These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds.  In addition, most of our leases require the tenant to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property.  However, due to the long-term nature of the leases, the leases may not reset frequently enough to adequately offset the effects of inflation.

Commitments and Contingencies

We may be subject to certain contingencies and commitments with regard to certain transactions.  Refer to Note 11 to our consolidated financial statements in this prospectus supplement for further explanations.

Related-Party Transactions and Agreements

We have entered into agreements with CR III Advisors and its affiliates, whereby we have paid and may continue to pay certain fees to, or reimburse certain expenses of, CR III Advisors or its affiliates such as acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs.  See Note 12 to our consolidated financial statements in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Affiliates of CR III Advisors act as sponsor, general partner or advisor to various private real estate limited partnerships, and other real estate-related programs, including CCPT I, CCPT II and CCIT. As such, there are conflicts of interest where CR III Advisors or its affiliates, while serving in the capacity as sponsor, general partner, key personnel or advisor for another Cole sponsored program, may be in conflict with us in connection with providing services to other real estate related programs related to property acquisitions, property dispositions, and property management, among others. The compensation arrangements between affiliates of CR III Advisors and these other Cole sponsored programs could influence its advice to us. See “Item 1. Business — Conflicts of Interest” in our Annual Report on Form 10-K for the year ended December 31, 2010.

Subsequent Events

Certain events occurred subsequent to December 31, 2010 through March 31, 2011.  Refer to Note 18 to our consolidated financial statements in this prospectus supplement for further explanation.  Such events are:

•	Status of the Offerings;
•	Real estate acquisitions; and
•	Notes payable and credit facilities

Impact of Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements in this prospectus supplement for further explanation of applicable new accounting pronouncements. There are no new accounting pronouncements that have been issued but not yet applied by us that we believe will have a material impact on our consolidated financial statements.

Off Balance Sheet Arrangements

As of December 31, 2010 and 2009, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

The prospectus is hereby supplemented with the following financial pages, which is excerpted from our Annual Report on Form 10-K for the year ended December 31, 2010.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and for the Period from January 22, 2008 (date of inception) to December 31, 2008	F-4
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2010, 2009 and for the Period from January 22, 2008 (date of inception) to December 31, 2008	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and for the Period from January 22, 2008 (date of inception) to December 31, 2008	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cole Credit Property Trust III, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Cole Credit Property Trust III, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2010 and 2009, and for the period from January 22, 2008 (date of inception) to December 31, 2008. Our audits also included the financial statement schedules listed in the Index at Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Credit Property Trust III, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009, and for the period from January 22, 2008 (date of inception) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 30, 2011

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share amounts)

	December 31, 2010	December 31, 2009
ASSETS
Investment in real estate assets:
Land	$722,698	$231,686
Buildings and improvements, less accumulated depreciation of $28,898
and $3,178, respectively	1,850,690	361,561
Acquired intangible lease assets, less accumulated amortization of $19,004
and $2,648, respectively	414,319	125,121
Total investment in real estate assets, net	2,987,707	718,368
Investment in mortgage notes receivable, net	63,933	—
Total investment in real estate and mortgage assets, net	3,051,640	718,368
Cash and cash equivalents	109,942	278,717
Restricted cash	12,123	1,191
Investment in unconsolidated joint venture	14,966	—
Rents and tenant receivables, less allowance for doubtful accounts of
$89 and $0, respectively	24,581	2,918
Prepaid expenses and other assets	3,323	1,068
Deferred financing costs, less accumulated amortization of $2,918
and $201, respectively	27,083	3,633
Total assets	$3,243,658	$1,005,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and credit facilities	$1,061,207	$129,302
Accounts payable and accrued expenses	15,744	3,094
Escrowed investor proceeds	448	1,121
Due to affiliates	804	743
Acquired below market lease intangibles, less accumulated amortization of
$3,066 and $399, respectively	66,815	20,032
Distributions payable	14,448	5,313
Deferred rent, derivative and other liabilities	21,142	2,445
Total liabilities	1,180,608	162,050
Commitments and contingencies
Redeemable common stock	65,898	12,382

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued
and outstanding	—	—
Common stock, $0.01 par value; 990,000,000 and 490,000,000 shares authorized, respectively 248,070,364 and 98,002,392 shares issued and outstanding,
respectively	2,481	980
Capital in excess of par value	2,164,528	865,617
Accumulated distributions in excess of earnings	(163,040)	(34,999)
Accumulated other comprehensive loss	(7,188)	(135)
Total stockholders’ equity	1,996,781	831,463

Noncontrolling interest	371	—
Total equity	1,997,152	831,463
Total liabilities and equity	$3,243,658	$1,005,895

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share amounts)

			For the Period from
			January 22, 2008
			(Date of Inception) to
	Year Ended December 31,		December 31,
	2010	2009	2008
Revenues:
Rental and other property income	$132,060	$22,599	$—
Tenant reimbursement income	7,868	404	—
Interest income on mortgage notes receivable	3,628	—	—
Total revenue	143,556	23,003	—

Expenses:
General and administrative expenses	5,934	2,161	105
Property operating expenses	8,689	594	—
Property and asset management expenses	12,270	1,993	—
Acquisition related expenses	58,696	18,564	—
Depreciation	25,720	3,178	—
Amortization	13,608	2,296	—
Total operating expenses	124,917	28,786	105
Operating income (loss)	18,639	(5,783)	(105)

Other (expense) income:
Equity in loss of unconsolidated joint venture	(206)	—	—
Interest and other income	1,277	500	4
Interest expense	(26,313)	(2,538)	—
Total other (expense) income	(25,242)	(2,038)	4
Net loss including noncontrolling interest	$(6,603)	$(7,821)	$(101)

Net loss allocated to noncontrolling interest	(310)	—	—
Net loss attributable to the Company	$(6,293)	$(7,821)	$(101)

Weighted average number of common shares
outstanding:
Basic and Diluted	174,764,966	40,060,709	20,000
Diluted	174,764,966	40,060,709	20,000

Net loss attributable to the Company per common share:
Basic and diluted	$(0.04)	$(0.20)	$(5.06)

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

				Accumulated	Accumulated
	Common Stock		Capital in	Distributions	Other
	Number of		Excess	in Excess of	Comprehensive	Noncontrolling	Total
	Shares	Par Value	of Par Value	Earnings	Loss	Interest	Equity
Balance, January 22, 2008
(Date of Inception)	—	$—	$—	$—	$—	$—	$—
Cash received from issuance of common stock to Cole Holdings Corporation	20,000	—	200	—	—	—	200
Net loss	—	—	—	(101)	—	—	(101)
Balance, December 31, 2008	20,000	$—	$200	$(101)	$—	$—	$99
Issuance of common stock	98,007,480	980	977,257	—	—	—	978,237
Distributions	—	—	—	(27,077)	—	—	(27,077)
Commissions on stock sales and related dealer
manager fees	—	—	(85,845)	—	—	—	(85,845)
Other offering costs	—	—	(13,369)	—	—	—	(13,369)
Redemptions of common stock	(25,088)	—	(244)	—	—	—	(244)
Redeemable common stock	—	—	(12,382)	—	—	—	(12,382)
Comprehensive loss:
Net loss	—	—	—	(7,821)	—	—	(7,821)
Net unrealized loss on interest rate swaps	—	—	—	—	(135)	—	(135)
Total comprehensive loss							(7,956)
Balance, December 31, 2009	98,002,392	$980	$865,617	$(34,999)	$(135)	$—	$831,463
Issuance of common stock	151,272,210	1,513	1,505,839	—	—	—	1,507,352
Contributions from noncontrolling interest	—	—	—	—	—	681	681
Distributions	—	—	—	(121,748)	—	—	(121,748)
Commissions on stock sales and related dealer
manager fees	—	—	(127,753)	—	—	—	(127,753)
Other offering costs	—	—	(14,013)	—	—	—	(14,013)
Redemptions of common stock	(1,204,238)	(12)	(11,646)	—	—	—	(11,658)
Redeemable common stock	—	—	(53,516)	—	—	—	(53,516)
Comprehensive loss:
Allocation of net loss	—	—	—	(6,293)	—	(310)	(6,603)
Net unrealized loss on interest rate swaps	—	—	—	—	(7,053)	—	(7,053)
Total comprehensive loss	—	—	—	—	—	—	(13,656)
Balance, December 31, 2010	248,070,364	$2,481	$2,164,528	$(163,040)	$(7,188)	$371	$1,997,152

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

			For the Period from
			January 22, 2008
			(Date of Inception) to
	Year ended December 31,		December 31,
	2010	2009	2008
Cash flows from operating activities:
Net loss including noncontrolling interest	$(6,603)	$(7,821)	$(101)
Adjustments to reconcile net loss including noncontrolling interest to net cash provided by (used in) operating activities:
Depreciation	25,720	3,178	—
Amortization of intangible lease assets and below market lease intangibles, net	13,689	2,249	—
Amortization of deferred financing costs	2,717	202	—
Amortization of fair value adjustments of mortgage notes payable assumed	72	—	—
Net accretion on mortgage notes receivable	(642)	—	—
Allowance for doubtful accounts	97	—	—
Equity in loss of unconsolidated joint venture	206	—	—
Distributions from unconsolidated joint venture	946	—	—
Property condemnation gain	(34)	—	—
Changes in assets and liabilities:
Rents and tenant receivables	(21,760)	(2,918)	—
Prepaid expenses and other assets	(1,717)	(231)	(11)
Accounts payable and accrued expenses	11,228	2,993	84
Deferred rent and other liabilities	11,643	2,169	—
Due to affiliates	230	254	—
Net cash provided by (used in) operating activities	35,792	75	(28)
Cash flows from investing activities:
Investment in real estate and related assets	(2,249,976)	(703,763)	—
Investment in unconsolidated joint venture	(16,118)	—	—
Investment in mortgage notes receivable	(63,291)	—	—
Proceeds from condemnation of asset	44	—	—
Payment of property escrow deposits	(40,653)	—	—
Refund of property escrow deposits	40,150	—	—
Change in restricted cash	(10,932)	1,658	(2,849)
Net cash used in investing activities	(2,340,776)	(702,105)	(2,849)
Cash flows from financing activities:
Proceeds from issuance of common stock	1,442,178	965,611	200
Offering costs on issuance of common stock	(141,935)	(98,724)	—
Redemptions of common stock	(11,658)	(244)	—
Distributions to investors	(47,439)	(9,138)	—
Proceeds from notes payable and credit facilities	922,392	129,390	—
Repayment of notes payable and credit facilities	(1,136)	(88)	—
Proceeds from affiliate notes payable	—	41,581	—
Repayment of affiliate notes payable	—	(41,581)	—
Payment of loan deposits	(14,676)	(3,183)	—
Refund of loan deposits	14,642	2,497	—
Escrowed investor proceeds liability	(673)	(1,728)	2,849
Deferred financing costs paid	(26,167)	(3,818)	—
Contributions from noncontrolling interests	681	—	—
Net cash provided by financing activities	2,136,209	980,575	3,049
Net (decrease) increase in cash and cash equivalents	(168,775)	278,545	172
Cash and cash equivalents, beginning of year	278,717	172	—
Cash and cash equivalents, end of year	$109,942	$278,717	$172

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Credit Property Trust III, Inc. (the “Company”) is a Maryland corporation that was formed on January 22, 2008, which has elected to be taxed, and currently qualifies as a real estate investment trust (“REIT”).  Substantially all of the Company’s business is conducted through Cole REIT III Operating Partnership, LP (“CCPT III OP”), a Delaware limited partnership.  The Company is the sole general partner of, and owns a 99.99% partnership interest in, CCPT III OP.  Cole REIT Advisors III, LLC (“CR III Advisors”), the affiliate advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCPT III OP.

As of December 31, 2010, the Company owned 447 properties, comprising 17.5 million rentable square feet of single and multi-tenant retail and commercial space located in 39 states. As of December 31, 2010, the rentable space at these properties was 99.3% leased.  As of December 31, 2010, the Company also owned two mortgage notes receivable secured by two office buildings, each of which is subject to a net lease.  In addition, through three joint venture arrangements, as of December 31, 2010, the Company had interests in seven properties comprising 909,000 gross rentable square feet of commercial space and an interest in a land parcel under development comprising 213,000 square feet of land.

Pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, the Company commenced its initial public offering on a “best efforts” basis of up to 230.0 million shares of its common stock at a price of $10.00 per share and up to 20.0 million additional shares pursuant to a distribution reinvestment plan, (the “DRIP”), under which its stockholders may elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the estimated value of a share of the Company’s common stock (the “Initial Offering”).

On January 6, 2009, the Company issued the initial approximately 262,000 shares under the Initial Offering and commenced its principal operations.  The Company terminated the Initial Offering on October 1, 2010.  At the completion of the Initial Offering, a total of approximately 217.5 million shares of common stock were sold, including approximately 211.6 million shares sold in the primary offering and approximately 5.9 million shares sold pursuant to the Company’s DRIP.  The remaining 32.5 million unsold shares in the Initial Offering were deregistered.

On September 22, 2010, the registration statement for a follow-on offering of 275.0 million shares of the Company’s common stock was declared effective by the Securities and Exchange Commission (the “Follow-on Offering,” and collectively with the Initial Offering, the “Offerings”). Of the shares registered in the Follow-on Offering, the Company is offering up to 250.0 million shares in a primary offering at a price of $10.00 per share and up to 25.0 million shares under an amended and restated DRIP at a price of $9.50 per share. The Company commenced sales of its common stock pursuant to the Follow-on Offering after the termination of the Initial Offering on October 1, 2010. As of December 31, 2010, the Company had issued 31.8 million shares of its common stock in the Follow-on Offering, including 29.5 million shares sold in the primary offering and 2.3 million shares sold pursuant to the Company’s DRIP.

The Company intends to use substantially all of the net proceeds from the Offerings to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of retail and other income-producing commercial properties located throughout the United States and U.S. protectorates.  The Company had aggregate gross proceeds from the Offerings of $2.5 billion (including shares sold pursuant to the Company’s DRIP) as of December 31, 2010, before share redemptions of $11.9 million and offering costs, selling commissions, and dealer management fees of $241.0 million.

The Company’s common stock is not currently listed on a national securities exchange.  The Company may seek to list its common stock for trading on a national securities exchange only if a majority of its independent directors believe listing would be in the best interest of its stockholders.  The Company does not intend to list its shares at this time.  The Company does not anticipate that there would be any market for its common stock until its shares are listed on a national securities exchange.  In the event it does not obtain listing prior to the tenth anniversary of the completion or termination of the Initial Offering, its charter requires that it either: (1) seek stockholder approval of an extension or elimination of this listing deadline; or (2) seek stockholder approval to adopt a plan of liquidation.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements.  These accounting policies conform to accounting principles generally accepted in the United States (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The Company evaluates the need to consolidate joint ventures based on standards set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).   In determining whether the Company has a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary. As of December 31, 2010, the Company consolidated the accounts of two joint ventures (the “Consolidated Joint Ventures”).

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and the Consolidated Joint Ventures, in which the Company has controlling financial interests. The portion of these consolidated joint ventures not owned by the Company is presented as noncontrolling interest as of and during the period consolidated. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in and Valuation of Real Estate and Related Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization.  Amounts capitalized to real estate assets consist of construction and any tenant improvements, major improvements and betterments that extend the useful life of the related asset and leasing costs.  All repairs and maintenance are expensed as incurred.

Assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted operating cash flows do not exceed the carrying value, the Company will adjust the real estate and related intangible assets and liabilities to their fair value and recognize an impairment loss. No impairment losses or related write-offs were recorded during the years ended December 31, 2010 and 2009 and the period from January 22, 2008 (date of inception) to December 31, 2008.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Projections of expected future cash flows require the Company to use estimates such as future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment.  The use of alternative assumptions in the future cash flow analysis could result in a different assessment of the property’s future cash flow and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related intangible assets.

When a real estate asset is identified as held for sale, the Company will cease depreciation of the asset and estimate the sales price, net of selling costs.  If, in the Company’s opinion, the net sales price of the asset is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2010 or 2009.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values.  Acquisition related expenses are expensed as incurred.  The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building).  The Company obtains an independent appraisal for each real property acquisition.  The information in the appraisal, along with any additional information available to the Company’s management, is used by its management in estimating the amount of the purchase price that is allocated to land.  Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities.  The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease.  The above market and below market lease values are capitalized as intangible lease assets or liabilities.  Above market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases.  Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease.  Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease.  The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease.  These intangibles are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases.  If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables.  The use of alternative estimates would result in a different assessment of the Company’s purchase price allocations, which could impact the amount of its reported net income.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities.  Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the mortgage note payable.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Investment in Mortgage Notes Receivable

Mortgage notes receivable consist of loans acquired by the Company, which are secured by real estate properties. Mortgage notes receivable are recorded at stated principal amounts net of any discount or premium and deferred loan origination costs or fees. The related discounts or premiums are accreted or amortized over the life of the related mortgage receivable. The Company defers certain loan origination and commitment fees and amortizes them as an adjustment of yield over the term of the related mortgage note receivable. The related accretion of discounts and/or amortization of premiums and origination costs are recorded in interest income on mortgage notes receivable. The Company evaluates the collectability of both interest and principal on each mortgage note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. There were no amounts past due as of December 31, 2010. The Company does not provide for an allowance for loan losses based on the grouping of loans as the Company believes the characteristics of the loans are not sufficiently similar to allow for an evaluation of these loans as a group for a possible loan loss allowance. As such, all of the Company’s loans are evaluated individually for this purpose. A mortgage note receivable is considered to be impaired, when based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. If a mortgage note receivable is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the mortgage note receivable’s effective interest rate or to the value of the underlying collateral if the mortgage note receivable is collateral dependent. Interest income on performing mortgage notes receivable is accrued as earned. Interest income on impaired mortgage notes receivable is recognized on a cash basis.  Evaluating mortgage notes receivable for potential impairment can require our management to exercise significant judgments.  No impairment losses or allowances were recorded related to mortgage notes receivable for the year ended December 31, 2010.  During the year ended December 31, 2009 and the period from January 22, 2008 (date of inception) to December 31, 2008, the Company did not own any mortgage notes receivable.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents.  The Company considers investments in highly liquid money market accounts to be cash equivalents.

Restricted Cash and Escrows

As of December 31, 2010, the Company had $2.1 million in restricted cash held by lenders in a lockbox account. As part of the debt transactions discussed in Note 8, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company. No amounts were held by lenders in a lockbox account as of December 31, 2009. Also included in restricted cash was $9.6 million and $52,000 as of December 31, 2010 and 2009, respectively, held by lenders in escrow accounts for tenant and capital improvements, leasing commissions, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. In addition, the Company had escrowed investor proceeds for which shares of common stock had not been issued of $448,000 and $1.1 million in restricted cash as of December 31, 2010 and 2009, respectively.

Investment in Unconsolidated Joint Venture

Investment in unconsolidated joint venture as of December 31, 2010 consists of the Company’s interest in a joint venture that owns six multi-tenant properties (the “Unconsolidated Joint Venture”).  Consolidation of this investment is not required as the entity does not qualify as a variable interest entity and does not meet the control requirements for consolidation, as defined in ASC 810. Both the Company and the joint venture partner must approve significant decisions about the entity’s activities.  As of December 31, 2010, the Unconsolidated Joint Venture held total assets of $46.8 million and a non-recourse mortgage note payable of $25.8 million.

The Company accounts for the Unconsolidated Joint Venture using the equity method of accounting per guidance established under ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”).  The equity method of accounting requires this investment to be initially recorded at cost and subsequently adjusted for the Company’s share of equity in the joint venture’s earnings and distributions.  The Company evaluates the carrying amount of the investment for impairment in accordance with ASC 323.  The Unconsolidated Joint Venture is reviewed for potential impairment if the carrying amount of the investment exceeds its fair value. An impairment charge is recorded when an impairment is deemed to be other-than-temporary. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered. The evaluation of an investment in a joint venture for potential impairment can require our management to exercise significant judgments.  No impairment losses were recorded related to the Unconsolidated Joint Venture for the year ended December 31, 2010.  During the year ended December 31, 2009 and the period from January 22, 2008 (date of inception) to December 31, 2008, the Company did not have any interests in joint ventures.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Rents and Tenant Receivables

Rents and tenant receivables primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants.  The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues.  The Company analyzes accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.  In addition, tenants in bankruptcy, if any, are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims.  The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable.  The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Prepaid Expenses and Other Assets

Prepaid expenses include expenses incurred as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified. Other assets include mortgage loan deposits and derivative instruments that are in an asset position.

Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging (“ASC 815”), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  All derivatives are carried at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument.  The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss).  The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria of ASC 815 are recorded as a gain or loss to operations.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Amortization of deferred financing costs was $2.7 million and $ 202,000 for the years ended December 31, 2010 and 2009, respectively, and was recorded in interest expense in the consolidated statements of operations. There were no deferred financing costs as of December 31, 2008.

Revenue Recognition

Certain properties have leases where minimum rent payments increase during the term of the lease.  The Company records rental revenue for the full term of each lease on a straight-line basis.  When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation.  The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.  Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period the related costs are incurred.

Income Taxes

The Company is taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. The Company generally is not subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it distributes at least 90% of its taxable income (excluding capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Concentration of Credit Risk

As of December 31, 2010, the Company had cash on deposit, including restricted cash, in eight financial institutions, seven of which had deposits in excess of current federally insured levels totaling $110.2 million; however the Company has not experienced any losses in such accounts. The Company limits investment of cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2010, no single tenant accounted for greater than 10% of the Company’s 2010 gross annualized rental revenues.  As of December 31, 2010, tenants in the drugstore, specialty retail, grocery and restaurant industries comprised 14%, 13%, 12% and 10%, respectively, of 2010 gross annualized rental revenues.  Additionally, the Company has certain geographic concentrations in our property holdings.  In particular, as of December 31, 2010, 96 of the Company’s properties were located in Texas, accounting for 24% of 2010 gross annualized rental revenues.

Offering and Related Costs

CR III Advisors funds all of the organization and offering costs on the Company’s behalf and is reimbursed for such costs up to 1.5% of gross proceeds from the Offerings, excluding selling commissions and the dealer-manager fee. During the year ended December 31, 2010, CR III Advisors paid organization and offering costs of $17.5 million on behalf of the Company, of which $14.0 million was reimbursable by the Company. As of December 31, 2010, CRIII Advisors had paid organization and offering costs of $3.5 million in connection with the Follow-on Offering, which were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Follow-on Offering.  During the year ended December 31, 2009, CR III Advisors paid organization and offering costs of $13.4 million on behalf of the Company, all of which were reimbursable by the Company. The offering costs, which include items such as legal and accounting fees, marketing, and promotional printing costs, are recorded as a reduction of capital in excess of par value along with sales commissions and dealer manager fees of 7% and 2%, respectively. Organization costs are expensed when incurred.

Due to Affiliates

Certain affiliates of the Company received, and will continue to receive fees, reimbursements, and compensation in connection with the Offerings, and the acquisition, management, financing, leasing and sale of the assets of the Company. As of December 31, 2010 and 2009, $804,000 and $743,000, respectively, remained payable to the affiliates for services provided on behalf of the Company.

Stockholders’ Equity

As of December 31, 2010 and 2009, the Company was authorized to issue 990.0 million and 490.0 million shares of common stock, respectively, and 10.0 million shares of preferred stock. All shares of such stock have a par value of $.01 per share. The Company’s board of directors may amend the charter to authorize the issuance of additional shares of capital stock without obtaining stockholder approval.

Redeemable Common Stock

The Company’s share redemption program provides that the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the redemption date (the “Trailing Twelve-month Cap”); however, share redemptions requested upon the death of a stockholder will not be subject to the Trailing Twelve-month Cap. In addition, all redemptions, including those upon death or qualifying disability, are limited to those that can be funded with cumulative net proceeds from the Company’s DRIP. As of December 31, 2010 and 2009, the Company had issued approximately 8.2 million and approximately 1.3 million shares of common stock under the Company’s DRIP, respectively, for cumulative proceeds of $77.8 million and $12.6 million, respectively, which are recorded as redeemable common stock, net of redemptions, in the respective consolidated balance sheets. As of December 31, 2010 and 2009, the Company had redeemed approximately 1.2 million and approximately 25,000 shares of common stock, respectively, for an aggregate price of $11.9 million and $244,000, respectively.

In connection with the Follow-on Offering, the Company adopted an amended share redemption program which provides that in addition to the caps discussed above, the redemptions are limited quarterly to 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period. In addition, the funding for redemptions each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the Company’s DRIP.  The amended share redemption program further provides that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the Trailing Twelve-month Cap and quarterly caps, and the Company’s board of directors may waive these quarterly caps in its sole discretion.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Earnings Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2010 and 2009 and for the period from January 22, 2008 (date of inception) to December 31, 2008.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments.  The Company’s operating segments consist of commercial properties, which include activities related to investing in real estate including retail, office and distribution properties and other real estate related assets.  The commercial properties are geographically diversified throughout the United States, and the Company’s chief operating decision maker evaluates operating performance on an overall portfolio level.  These commercial properties have similar economic characteristics; therefore the Company’s properties have been aggregated into one reportable segment.

Interest

Interest is charged to interest expense as it accrues, unless the interest relates to loans on properties under development, which is capitalized. The Company capitalized $26,000 of interest costs relating to one of the consolidated joint ventures during the year ended December 31, 2010. No interest costs were capitalized during the year ended December 31, 2009 and the period from January 22, 2008 (date of inception) to December 31, 2008.

Distributions Payable and Distribution Policy

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its taxable income excluding capital gains. To the extent funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates.

In September 2010, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001918007 per share (which equates to 7.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the periods commencing on October 1, 2010 and ending on December 31, 2010. As of December 31, 2010, the Company had distributions payable of $14.4 million. The distributions were paid in January 2011, of which $8.2 million was reinvested in shares through the Company’s DRIP.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), (“ASU 2010-06”), which amends ASC 820, Fair Value Measurements and Disclosures (“ASC 820”)  to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 has not had a material impact on the Company’s consolidated financial statement disclosures.

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, ("ASU 2010-20"), which enhances the qualitative and quantitative disclosures with respect to the credit quality and related allowance for credit losses of financing receivables. Finance receivables includes notes receivable, lease receivables and other arrangements with a contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset on an entity's statement of financial position. Required disclosures under ASU 2010-20 as of the end of a reporting period are effective for the Company's December 31, 2010 reporting period and disclosures regarding activities during a reporting period are effective for the Company's March 31, 2011 interim reporting period. The Company has incorporated the required disclosures within our Annual Report on Form 10-K for the year ended December 31, 2010. The adoption of ASU 2010-20 has not had a material impact on the Company’s consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 3 — FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, prepaid expenses and mortgage loan deposits and accounts payable and accrued expenses – The Company considers the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Mortgage notes receivable – The fair value is estimated by discounting the expected cash flows on the notes at current rates at which management believes similar loans would be made. The estimated fair value of these notes was $64.0 million as of December 31, 2010, as compared to the carrying values of $63.9 million as of December 31, 2010.  As of December 31, 2009, the Company did not own any mortgage notes receivable.

Notes payable and credit facilities – The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of December 31, 2010 and 2009. The estimated fair value of the notes payable and credit facilities was $1.0 billion and $128.6 million as of December 31, 2010 and 2009, respectively, as compared to the carrying value of $1.1 billion and $129.3 million as of December 31, 2010 and 2009, respectively.

Derivative Instruments – The Company’s derivative instruments represent interest rate swaps and interest rate caps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial instruments.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2010 and 2009 (in thousands):

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Balance as of	Identical Assets	Observable Inputs	Inputs
	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$141	$—	$141	$—
Liabilities:
Interest rate swaps	$(7,329)	$—	$(7,329)	$—

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Balance as of	Identical Assets	Observable Inputs	Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$140	$—	$140	$—
Liabilities:
Interest rate swaps	$(275)	$—	$(275)	$—

NOTE 4 — REAL ESTATE ACQUISITIONS

2010 Property Acquisitions

During the year ended December 31, 2010, the Company acquired a 100% interest in 314 commercial properties for an aggregate purchase price of $2.2 billion (the “2010 Acquisitions”).  The Company purchased the 2010 Acquisitions with net proceeds from the Offerings, and through the issuance of $849.0 million in mortgage notes, each of which is secured by the properties on which the debt was placed, and the assumption of two mortgage loans with face amounts of $11.4 million and a fair value of $10.6 million. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation (in thousands):

December 31, 2010
Land	$481,685
Building and improvements	1,494,389
Acquired in-place leases	240,104
Acquired above-market leases	62,431
Acquired below-market leases	(49,450)
Fair value adjustment of assumed notes payable	793
Total purchase price	$2,229,952

The Company recorded revenue of $74.3 million and a net loss for the year ended December 31, 2010 of $27.0 million related to the 2010 Acquisitions. In addition, the Company expensed $57.9 million of acquisition costs related to the 2010 Acquisitions. The third-party property manager of one property has the right, through its property management agreement, to participate in certain property operating cash flows and the proceeds from the disposition of the property above certain thresholds.

The following information summarizes selected financial information of the Company, as if all of the 2010 Acquisitions were completed on January 1, 2009 for each period presented below.  The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2010 and 2009 (in thousands):

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2010	December 31, 2009
Pro forma basis (unaudited):
Revenue	$266,595	$220,504
Net income	$107,182	$20,439

The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each year, nor does it purport to represent the results of future operations.

2010 Investments in Joint Ventures

During the year ended December 31, 2010, the Company acquired controlling financial interests in the Consolidated Joint Ventures. As of December 31, 2010, the Consolidated Joint Ventures includes an investment of $1.2 million in land, upon which a single tenant retail store will be developed, and related construction costs of $4.1 million. Upon completion of the building, the Company will be obligated to purchase the property from the joint venture subject to certain criteria being met, as discussed in Note 11. The construction will be funded by a construction loan facility of $5.1 million. As of December 31, 2010, $3.4 million had been drawn on the construction loan facility. The Company also acquired a controlling financial interest in a joint venture, which acquired an office building for $27.0 million. During the year ended December 31, 2009, the Company did not have any interests in joint ventures.

In addition, during the year ended December 31, 2010, the Company acquired the majority interest in the Unconsolidated Joint Venture, which acquired six multi-tenant properties for $42.6 million. The acquisitions were financed with a mortgage note payable of $26.0 million, which is secured by the properties on which the debt was placed. As of December 31, 2009, the Company did not have any interests in joint ventures.

2009 Property Acquisitions

During the year ended December 31, 2009, the Company acquired a 100% interest in 133 commercial properties, for an aggregate purchase price of $703.8 million (the “2009 Acquisitions”). The Company purchased the 2009 Acquisitions with net proceeds of the Initial Offering and through the issuance of $171.0 million in mortgage notes, generally secured by certain properties. Six of the commercial properties were acquired from affiliates of the Company’s advisor. A majority of the Company’s board of directors, including all of the Company’s independent directors, not otherwise interested in the transactions with affiliates of the Company’s advisor approved such acquisitions as being fair and reasonable to the Company and determined that the cost to the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation (in thousands):

December 31, 2009
Land	$231,686
Building and improvements	364,739
Acquired in-place leases	108,625
Acquired above-market leases	19,144
Acquired below-market leases	(20,431)
Total purchase price	$703,763

The Company recorded revenue of $23.0 million and net loss for the year ended December 31, 2009 of $7.8 million related to the 2009 Acquisitions. In addition, the Company expensed $18.6 million of acquisition costs related to the 2009 Acquisitions.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 5 — ACQUIRED INTANGIBLE LEASE ASSETS

Acquired intangible lease assets consisted of the following (in thousands):

	As of December 31,
	2010	2009
Acquired in place leases, net of accumulated amortization of $15,904 and $2,296,
respectively (with a weighted average life of 189 and 219 months, respectively).	$335,844	$106,329
Acquired above market leases, net of accumulated amortization of $3,100 and $352,
respectively (with a weighted average life of 190 and 191 months, respectively).	78,475	18,792
	$414,319	$125,121

Amortization expense recorded on the intangible assets for the years ended December 31, 2010 and 2009 was $16.4 million and $2.6 million, respectively. There were no intangible lease assets as of December 31, 2008.

Estimated amortization expense of the intangible lease assets as of December 31, 2010 for each of the five succeeding fiscal years is as follows:

	Amount
Year	Leases In-Place	Above Market Leases
2011	$25,552	$5,549
2012	$24,494	$5,358
2013	$23,518	$5,214
2014	$23,088	$5,147
2015	$22,776	$5,118

NOTE 6 — INVESTMENT IN MORTGAGE NOTES RECEIVABLE

During the year ended December 31, 2010, the Company acquired two mortgage notes receivable, which are secured by two office buildings.  The mortgage notes balance of $63.9 million at December 31, 2010 consisted of the face amount of the mortgage notes of $ 74.0 million, a $12.0 million discount, $1.3 million of acquisition costs and net accretion of discounts and amortization of acquisition costs of $642,000.  The discount is accreted and acquisition costs are amortized over the terms of each respective mortgage note using the effective interest rate method. The mortgage notes have a fixed interest rate of 5.93% per annum and mature on October 1, 2018.  Interest only payments are due each month until September 1, 2011, and interest and principal payments are due each month from October 1, 2011 until October 1, 2018.  As of December 31, 2009, the Company did not own any mortgage notes receivable.

NOTE 7 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional amount and fair value of the Company’s derivative instruments (in thousands). Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 above. The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

						Fair Value of Asset (Liability)
	Balance Sheet	Notional	Interest	Effective	Maturity	December 31,	December 31,
	Location	Amount	Rate	Date	Date	2010	2009

Derivatives not designated as hedging instruments

	Deferred rent, derivative
Interest Rate Swap (1)	and other liabilities	$20,000	5.95%	9/8/2009	8/29/2012	$(505)	$(275)
	Deferred rent, derivative
Interest Rate Swap (2)	and other liabilities	17,500	5.75%	12/18/2009	1/1/2017	(716)	140
	Deferred rent, derivative
Interest Rate Swap	and other liabilities	156,000	3.99%	7/30/2010	8/5/2015	(4,155)	—
	Prepaid expenses and other
Interest Rate Swap	assets	15,000	4.31%	7/30/2010	7/15/2017	141	—
	Deferred rent, derivative
Interest Rate Swap	and other liabilities	105,000	4.72%	8/25/2010	9/5/2015	(1,440)	—
	Deferred rent, derivative
Interest Rate Swap (3)	and other liabilities	23,200	6.83%	12/16/2010	7/6/2016	(513)	—
		$336,700				$(7,188)	$(135)

(1) The Company executed 15 swap agreements with identical terms and with an aggregate notional amount of $20.0 million.
(2) As of December 31, 2009, the fair value of the interest rate swap agreement was in a financial asset position and was included
	in the accompanying December 31, 2009 consolidated balance sheet in prepaid expenses and other assets.
(3) The Company executed 17 swap agreements with identical terms and with an aggregate notional amount of $23.2 million.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument.  The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate notes payable.  The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.

The following table summarizes the gains and losses on the Company’s derivative instruments and hedging activities (in thousands):
	Amount of Loss Recognized in
	Other Comprehensive Loss on Derivative
Derivatives in Cash Flow	Year Ended	Year Ended
Hedging Relationships	December 31, 2010	December 31, 2009
Interest Rate Swaps (1)	$(7,053)	$(135)

(1)
There were no portions of the change in the fair value of the interest rate swap agreements that were considered ineffective during the years ended December 31, 2010 and 2009.  No previously effective portion of gains or losses that were recorded in accumulated other comprehensive loss during the term of the hedging relationship was reclassified into earnings during the years ended December 31, 2010 and 2009.

The Company has agreements with each of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations resulting in an acceleration of payment.

In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty.  At December 31, 2010 and 2009, respectively, there were no termination events or events of default related to the interest rate swaps.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 8 — NOTES PAYABLE AND CREDIT FACILITIES

As of December 31, 2010, the Company had $1.1 billion of debt outstanding, consisting of $988.5 million, with fixed rates, which includes $336.3 million of variable rate debt swapped to fixed rates, $3.4 million outstanding under a construction loan facility and $70.0 million outstanding under two revolving credit facilities. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the total debt outstanding was $2.1 billion as of December 31, 2010. Additionally, the weighted average years to maturity was 6.6 years.

Notes Payable

At December 31, 2010, the Company had $988.5 million of mortgage notes payable outstanding, with fixed interest rates, which includes $336.3 million of variable rate debt swapped to fixed rates, ranging from 3.99% to 6.83% per annum with a weighted average interest rate of 5.26%.  The mortgage notes payable mature on various dates from August 2012 through January 2021. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed.

During the year ended December 31, 2010, the Company entered into mortgage notes payable totaling $860.4 million, with fixed rates, which includes $299.2 million of variable rate debt swapped to fixed rates, ranging from 3.99% to 6.83% per annum through the maturity dates, ranging from April 2015 to January 2021, and including assumed loans with a face value of $11.4 million, with fixed rates, ranging from 6.00% to 6.58% per annum through the maturity dates, ranging from March 2013 to February 2019.

The mortgage notes payable are generally non-recourse to the Company and CCPT III OP, but both are liable for customary non-recourse carve-outs.  The mortgage notes contain customary default provisions and may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement. Generally, upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus a percentage specified in the respective loan agreement, which ranges from 3.00% to 6.80%. Certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth and debt service coverage ratios, in addition to limits on leverage ratios and variable rate debt. The Company believes it was in compliance with the covenants of the mortgage notes payable as of December 31, 2010.

Construction Loan Facility

A consolidated joint venture entered into a construction loan facility that is used to fund the development of a single tenant retail store and is drawn upon as construction costs are incurred.  The aggregate commitment, if fully funded, is $5.1 million. The construction loan facility has a variable interest rate of LIBOR plus 350 basis points, not to be less than 5.00%, and matures on May 17, 2011. The construction loan facility is recourse to the Company’s joint venture partner and non-recourse to the joint venture and the Company. At December 31, 2010, $3.4 million had been drawn on the construction loan facility.

Revolving Credit Facilities

On December 16, 2009, the Company entered into a secured revolving term loan (the “TCF Loan”) with TCF National Bank providing available borrowings of up to $25.0 million until December 16, 2012.  Subsequent to December 16, 2012, the TCF loan converts to an interest-only term loan of $23.0 million, which matures on December 16, 2014. The Company will be required to repay any borrowings greater than $23.0 million on December 16, 2012. The Company can elect to pay a variable interest rate equal to one-month LIBOR plus 350 basis points or the prime rate plus 100 basis points, each with a minimum interest rate of 4.50% per year. The TCF Loan is recourse to the Company and CCPT III OP, and the Company fully guarantees the obligations of CCPT III OP. The TCF Loan also includes usual and customary events of default and remedies for facilities of this nature.  As of December 31, 2010, the Company had an outstanding balance of $25.0 million under the TCF Loan. The TCF Loan contains customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios and leverage ratios.  The Company was in compliance with the covenants of the TCF Loan as of December 31, 2010.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

On January 6, 2010, the Company entered into a secured borrowing base revolving credit facility (the “JPMorgan Credit Facility”) with JPMorgan Chase Bank, N.A., JPMorgan Securities Inc. and other lending institutions providing up to $100.0 million until the maturity date of January 6, 2013.  Provided the Company is in compliance with the terms of the JPMorgan Credit Facility and sufficient commitments can be arranged by JPMorgan Chase Bank, N.A., the Company may increase the amount of the JPMorgan Credit Facility to a maximum of $200.0 million. The Company can elect to pay a variable interest rate equal to one, two or three month LIBOR plus 350 basis points or the prime rate plus 100 basis points, each with a minimum interest rate of 4.50% per year. The Company has the right to prepay the outstanding amounts of the JPMorgan Credit Facility, in whole or in part, without premium or penalty provided that prior notice and the payment of accrued interest on the amount prepaid together with an administration fee are received by JPMorgan Chase Bank. The JPMorgan Credit Facility is recourse to the Company and CCPT III OP, and the Company fully guarantees the obligations of CCPT III OP. The JPMorgan Credit Facility also includes usual and customary events of default and remedies for facilities of this nature. As of December 31, 2010, the Company had an outstanding balance of $45.0 million and $26.5 million was available under the JPMorgan Credit Facility. The JPMorgan Credit Facility contains customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios and leverage ratios.  The Company was in compliance with the covenants of the JPMorgan Credit Facility as of December 31, 2010. Subsequent to December 31, 2010, the Company increased the borrowing base by $28.2 million.

The following table summarizes the scheduled aggregate principal repayments for the five years and thereafter subsequent to December 31, 2010 (in thousands):

For the year ending December 31,	Principal Repayments(1) (2) (3)
2011	$6,119
2012	23,095
2013	78,681
2014	27,153
2015	333,360
Thereafter	593,520
Total	$1,061,928

(1) Principal payment amounts reflect actual payments based on face amount of notes payable.
(2) Assumes the Company accepts the interest rates that one lender may reset on September 1, 2013 and
February 1, 2015, respectively, related to mortgage notes payable of $30.0 million and $32.0 million, respectively.
(3) Principal payment amounts reflect actual payments based on the face amount of notes payable secured by the
Company’s wholly-owned properties. As of December 31, 2010, the fair value adjustment, net of amortization, of mortgage notes assumed was $721,000.

Affiliate Notes Payable

During the year ended December 31, 2009, the Company entered into eight loans totaling $41.6 million, all of which were variable rate debt with interest rates equal to the 3-month LIBOR plus 250 basis points and were secured by the membership interest held by CCPT III OP in certain of its wholly-owned subsidiaries.  Of the $41.6 million, $13.9 million was borrowed from Series B, LLC (“Series B”), $15.7 million was borrowed from Series C, LLC (“Series C”), and $12.0 million was borrowed from Series D, LLC (“Series D”), each of which is an affiliate of the Company’s advisor.  The loans from Series C and Series D contained a revolving line of credit feature that allowed the Company to borrow up to $15.7 million and $12.0 million, respectively, and each loan matured in January 2010.  The loan from Series B matured on March 31, 2009.  The Company’s board of directors, including all of the independent directors not otherwise interested in the transactions, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the Company than loans between unaffiliated third parties under similar circumstances.  The loans were repaid in full during the year ended December 31, 2009, with gross offering proceeds and cash flows generated from operations.

During the year ended December 31, 2010, no interest expense and no financing coordination fee was incurred for related party loans. During the year ended December 31, 2009, the Company paid $184,000 of interest and no financing coordination fee related to the aforementioned loans from affiliated entities.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 9 – ACQUIRED BELOW MARKET LEASE INTANGIBLES

Acquired below market lease intangibles relating to the real estate acquisitions discussed in Note 4 consisted of the following (in thousands):
	December 31,
	2010	2009
Acquired below-market leases, net of accumulated amortization of
$3,066 and $399, respectively (with a weighted average life of
162 and 243 months, respectively)	$66,815	$20,032

Amortization income recorded on the intangible liability, for the years ended December 31, 2010 and 2009 was $2.7 million and $399,000, respectively. There was no intangible lease liability as of December 31, 2008.

Estimated amortization income of the intangible lease liability as of December 31, 2010 for each of the five succeeding fiscal years is as follows (in thousands):
Amount Below
Year	Market Leases
2011	$4,872
2012	$4,818
2013	$4,753
2014	$4,689
2015	$4,676

NOTE 10 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	December 31,
	2010	2009	2008
Supplemental Disclosures of Non-Cash Investing and Financing
Activities:
Dividends declared and unpaid	$14,448	$5,313	$—
Fair value of mortgage notes assumed in real estate acquisitions
at date of assumption	$10,577	$—	$—
Accrued capital expenditures	$1,422	$—	$—
Common stock issued through distribution reinvestment plan	$65,174	$12,626	$—
Net unrealized loss on interest rate swaps	$(7,053)	$(135)	$—
Accrued offering costs	$321	$490	$—
Supplemental Cash Flow Disclosures:
Interest paid	$20,627	$1,922	$—

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any material pending legal proceedings of which the outcome is reasonably likely to have a material adverse effect on its results of operations or financial condition.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Purchase Commitments

In connection with a consolidated joint venture arrangement, the Company will be obligated to purchase a single tenant retail property from the joint venture for an expected purchase price of $5.9 million, upon completion of the building and subject to certain criteria being met.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. The Company also carries environmental liability insurance on our properties which provides coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company does not believe that the environmental matters identified at such properties will have a material adverse effect on its consolidated financial statements, nor is it aware of any environmental matters at other properties which it believes will have a material adverse effect on its consolidated financial statements.

NOTE 12 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, commissions, fees and expenses payable to its advisor and certain affiliates in connection with the Offerings and the acquisition, management and sale of the assets of the Company.

Offerings

In connection with the Offerings, Cole Capital Corporation (“Cole Capital”), the Company’s affiliated dealer manager, received and expects to continue to receive, a selling commission of up to 7.0% of gross offering proceeds, before reallowance of commissions earned by participating broker-dealers. Cole Capital intends to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital received, and will continue to receive, 2.0% of gross offering proceeds, before reallowance to participating broker-dealers, as a dealer manager fee in connection with the Offerings. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer manager fees are paid to Cole Capital or other broker-dealers with respect to shares sold under the Company’s DRIP.

All organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer manager fee) are paid for by CR III Advisors or its affiliates and are reimbursed by the Company up to 1.5% of aggregate gross offering proceeds.

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Year Ended December 31,
	2010	2009
Offering:
Selling commissions	$98,980	$66,534
Selling commissions reallowed by Cole Capital	$98,980	$66,534
Dealer manager fee	$28,773	$19,311
Dealer manager fee reallowed by Cole Capital	$14,485	$9,098
Other organization and offering expenses	$14,013	$13,369

Acquisitions and Operations

CR III Advisors or its affiliates also receive acquisition and advisory fees of up to 2.0% of the contract purchase price of each asset for the acquisition, development or construction of properties and will be reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price. The Company expects acquisition expenses to be 0.5% of the purchase price of each property.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company paid, and expects to continue to pay, CR III Advisors a monthly asset management fee of 0.0417%, which is one-twelfth of 0.5%, of the Company’s average invested assets for that month (the “Asset Management Fee”). The Company will reimburse costs and expenses incurred by Cole Realty Advisors in providing asset management services.

The Company paid, and expects to continue to pay, Cole Realty Advisors, Inc. (“Cole Realty Advisors”), its affiliated property manager, fees for the management and leasing of the Company’s properties. Property management fees are up to 2.0% of gross revenue for single-tenant properties and 4.0% of gross revenue for multi-tenant properties and leasing commissions will be at prevailing market rates; provided however, that the aggregate of all property management and leasing fees paid to affiliates plus all payments to third parties will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location. Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement. The Company reimburses Cole Realty Advisors’ costs of managing and leasing the properties.

The Company reimburses CR III Advisors for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CR III Advisors for any amount by which its operating expenses (including the Asset Management Fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless the Company’s independent directors find that a higher level of expense is justified for that year based on unusual and non-recurring factors. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees and real estate commissions.

If CR III Advisors, or its affiliates, provides substantial services, as determined by the independent directors, in connection with the origination or refinancing of any debt financing obtained by the Company that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay CR III Advisors or its affiliates a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing; provided however, that CR III Advisors or its affiliates shall not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which CR III Advisors or its affiliates received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to CR III Advisors or its affiliates as the Company acquires and/or assumes such permanent financing. With respect to any revolving line of credit, no financing coordination fees will be paid on loan proceeds from any line of credit unless all net offering proceeds received as of the date proceeds from the line of credit are drawn for the purpose of acquiring properties have been invested. In addition, with respect to any revolving line of credit, CR III Advisors or its affiliates will receive financing coordination fees only in connection with amounts being drawn for the first time and not upon any re-drawing of amounts that had been repaid by the Company.

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Year Ended December 31,
	2010	2009
Acquisitions and Operations:
Acquisition fees and expenses	$48,802	$14,555
Asset management fees and expenses	$8,187	$1,409
Property management and leasing fees and expenses	$3,811	$584
Operating expenses	$1,642	$744
Financing coordination fees	$9,512	$1,294

Liquidation/Listing

If CR III Advisors or its affiliates provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay CR III Advisors or its affiliates up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 3% of the sales price of each property sold. In no event will the combined real estate commission paid to CR III Advisors, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. In addition, after investors have received a return of their net capital contributions and an 8% cumulative, non-compounded annual return, then CR III Advisors is entitled to receive 15% of the remaining net sale proceeds.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Upon listing of the Company’s common stock on a national securities exchange, a fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% cumulative, non-compounded annual return to investors will be paid to CR III Advisors (the “Subordinated Incentive Listing Fee”).

Upon termination of the advisory agreement with CR III Advisors, other than termination by the Company because of a material breach of the advisory agreement by CR III Advisors, a performance fee of 15% of the amount, if any, by which the appraised asset value at the time of such termination plus total distributions paid to stockholders through the termination date exceeds the aggregate capital contribution contributed by investors less distributions from sale proceeds plus payment to investors of an 8% annual, cumulative, non-compounded return on capital. No subordinated performance fee will be paid to the extent that the Company has already paid or become obligated to pay CR III Advisors a subordinated participation in net sale proceeds or the Subordinated Incentive Listing Fee.

During the years ended December 31, 2010, and 2009, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the services described above.

Other

As of December 31, 2010 and 2009, $804,000 and $743,000, respectively, had been incurred primarily for other organization and offering, operating and acquisition expenses, by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the consolidated financial statements.

Transactions

During the year ended December 31, 2010, the Company did not acquire any properties from or enter into any loan agreements with affiliates of the Company’s advisor. During the year ended December 31, 2009, the Company acquired a 100% interest in six commercial properties from affiliates of the Company’s advisor for an aggregate purchase price of $46.2 million. A majority of the Company’s board of directors, including all of the Company’s independent directors not otherwise interested in the transactions, approved the acquisitions as being fair and reasonable to the Company, and determined that the cost to the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates.

In connection with the real estate assets acquired from affiliates of the Company’s advisor during the year ended December 31, 2009, the Company entered into eight loans totaling $41.6 million, all of which were variable rate debt with interest rates equal to the 3-month LIBOR plus 250 basis points and were secured by the membership interest held by CCPT III OP in certain wholly-owned subsidiaries on which the debt was placed. Of the $41.6 million, $13.9 million was borrowed from Series B, LLC, $15.7 million was borrowed from Series C, LLC, and $12.0 million was borrowed from Series D, LLC, each of which is an affiliate of the Company’s advisor. The loans from Series C, LLC and Series D, LLC contained a revolving line of credit feature that allowed the Company to borrow up to $15.7 million and $12.0 million, respectively and each loan matured in January 2010.The loan from Series B, LLC matured on March 31, 2009.The Company’s board of directors, including all of the independent directors not otherwise interested in the transactions, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the Company than loans between unaffiliated third parties under similar circumstances. The loans were repaid in full during the year ended December 31, 2009, with gross offering proceeds. The Company paid $184,000 during the year ended December 31, 2009 of interest and no financing coordination fee was paid to CR III Advisors related to the aforementioned loans from affiliated entities.

NOTE 13 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CR III Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR III Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 14 – STOCKHOLDERS’ EQUITY

Distribution Reinvestment Plan

Pursuant to the DRIP, the Company allows stockholders of our common stock to elect to have the distributions the stockholders receive reinvested in additional shares of the Company’s common stock. The purchase price per share under the amended and restated DRIP will be $9.50 per share until the Company’s board of directors determines a reasonable estimate of the value of the Company’s shares.  Thereafter, the purchase price per share under the Company’s DRIP will be the most recently disclosed per share value as determined in accordance with the Company’s valuation policy. No sales commissions or dealer manager fees will be paid on shares sold under the DRIP. The Company’s board of directors may terminate or amend the DRIP at the Company’s discretion at any time upon 30 days prior written notice to the stockholders. During the years ended December 31, 2010 and 2009, approximately 6.9 million and approximately 1.3 million shares were purchased under the DRIP for $65.2 million and $12.6 million, respectively, which were recorded as redeemable common stock on the consolidated balance sheets, net of redemptions paid of $11.7 million and $244,000, respectively.

Share Redemption Program

The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

There are several restrictions on the stockholder’s ability to sell their shares to the Company under the program. The stockholders generally have to hold their shares for one year in order to participate in the program; however, the Company may waive the one-year holding period in the event of the death or bankruptcy of a stockholder. In addition, the Company will limit the number of shares redeemed pursuant to the Company’s share redemption program as follows: (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the redemption date (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the cap); and (2) funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our distribution reinvestment plan. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period, and funding for redemptions for each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our distribution reinvestment plan (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the quarterly caps); however, the Company’s board of directors may waive these quarterly limitations in its sole discretion. During the term of the Offering, and subject to certain provisions the redemption price per share will depend on the length of time the stockholder has held such shares as follows: after one year from the purchase date — 95% of the amount the stockholder paid for each share; after two years from the purchase date — 97.5% of the amount the stockholder paid for each share; after three years from the purchase date — 100% of the amount the stockholder paid for each share.

Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. The Company’s share redemption program provides that repurchases will be made on the last business day of the calendar month. If funds are not available to redeem all requested redemptions at the end of each month, the shares will be purchased on a pro rata basis and the unfulfilled requests will be held until the next month, unless withdrawn. The Company’s board of directors may amend, suspend or terminate the share redemption program at any time upon 30 days prior written notice to the stockholders. During the years ended December 31, 2010 and 2009, the Company redeemed approximately 1.2 million and approximately 25,000 shares under the share redemption program for $11.7 million and $244,000, respectively.

NOTE 15 — INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain dividends, or a return of a stockholder’s invested capital. The following table represents the character of distributions to stockholder for the years ended December 31, 2010 and 2009:

Character of Distributions:	2010	2009
Ordinary income	55%	55%
Return of capital	45%	45%
Total	100%	100%

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

At December 31, 2010 and 2009, the tax basis carrying value of the Company’s land and depreciable real estate assets was $3.0 billion and $717.9 million, respectively. During the years ended December 31, 2010 and 2009, the Company incurred state and local income and franchise taxes of $786,000 and $251,000, respectively, which were recorded in general and administrative expenses in the consolidated statements of operations. During the period from January 22, 2008 (date of inception) to December 31, 2008, there were no distributions paid to stockholders or state income taxes incurred.

NOTE 16 — OPERATING LEASES

The Company’s operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, as of December 31, 2010, is as follows (in thousands):

Year ending December 31,	Amount
2011	$253,946
2012	251,827
2013	248,875
2014	247,138
2015	245,792
Thereafter	2,606,207
Total	$3,853,785

NOTE 17 — QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2010 and 2009 (in thousands, except for per share amounts). In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each such periods.

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$18,207	$25,988	$42,419	$56,942
Operating income	2,189	3,094	7,192	6,164
Net loss including noncontrolling interest	(160)	(1,603)	(8)	(4,832)
Net loss attributable to the Company	(160)	(1,603)	(8)	(4,522)
Basic and diluted net loss attributable to the
Company per common share (1)	—	(0.01)	—	(0.03)
Dividends per share	0.17	0.17	0.18	0.18

(1) Based on the weighted average number of shares outstanding as of December 31, 2010.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$826	$2,658	$7,699	$11,820
Operating income	(2,015)	(2,770)	(279)	(720)
Net loss	(2,179)	(2,753)	(974)	(1,915)
Basic and diluted net loss per share (1)	(0.05)	(0.07)	(0.02)	(0.06)
Dividends per share	0.17	0.17	0.17	0.17

(1) Based on the weighted average number of shares outstanding as of December 31, 2009.

NOTE 18 — SUBSEQUENT EVENTS

Status of the Offerings

As of March 30, 2011, the Company had received $617.9 million in gross offering proceeds through the issuance of approximately 62.1 million shares of its common stock in the Follow-on Offering (including shares sold pursuant to the Company’s DRIP).  As of March 30, 2011, approximately 192.7 million shares remained available for sale to the public in the Follow-on Offering, exclusive of shares available under the Company’s DRIP. Combined with the Initial Offering, the Company had received a total of $2.8 billion in gross offering proceeds as of March 30, 2011.

Subsequent to December 31, 2010, the Company redeemed approximately 793,000 shares for $7.7 million.

Real Estate Acquisitions

Subsequent to December 31, 2010, the Company acquired a 100% interest in 20 commercial real estate properties for an aggregate purchase price of $312.3 million.  The acquisitions were funded with net proceeds of the Offerings. The Company has not completed its initial purchase price allocations with respect to these properties and therefore cannot provide the disclosures included in Note 4 for these properties. Acquisition related expenses totaling $7.3 million were expensed as incurred.

Notes Payable and Credit Facilities

Subsequent to December 31, 2010, the Company incurred fixed rate debt totaling $122.4 million with fixed interest rates, which includes $37.8 million of variable rate debt swapped to fixed rates, ranging from 4.50% to 6.06% per annum, with various maturity dates from March 2016 through April 2021. The fixed rate loans are secured by 41 commercial properties with an aggregate purchase price of $240.9 million. In addition, the Company incurred variable rate debt of $12.5 million with a variable interest rate of LIBOR plus 275 basis points per annum, maturing in March 2016. The variable rate loan is secured by one commercial property with a purchase price of $25.1 million. Also, a consolidated joint venture incurred fixed rate debt of $13.5 million with a fixed interest rate of 5.17% per annum and matures in March 2016.

Subsequent to December 31, 2010, the Company fully repaid the $25.0 million outstanding under the TCF Loan and $45.0 million outstanding under the JPMorgan Credit Facility.  The Company also increased the JPMorgan Credit Facility’s borrowing base by $28.2 million.  As of March 30, 2011, the borrowing bases under the TCF Loan and the JPMorgan Credit Facility were $25.0 million and $99.7 million, respectively, based on the underlying collateral pools.